Exhibit 99.2

ALEXCO RESOURCE CORP.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

For

The Annual General Meeting of Shareholders

To be held on

Thursday, June 9, 2022

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Alexco’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

TABLE OF CONTENTS

GLOSSARY OF TERMS	5
ATTENDING AND PARTICIPATING AT THE MEETING	6
GENERAL PROXY INFORMATION	6
Completion and Return of Proxy and Registration of Proxy	6
Notice-and-Access	6
Appointment of Proxyholder	7
Voting by Proxy	7
Registered Holders	8
Non-Registered Holders	8
Questions	9
Revocability of Proxy	9
Voting Securities and Principal Holders of Voting Securities	9
Particulars of Matters To Be Voted Upon	9
Number of Directors	9
Election of Directors	9
Majority Voting Policy	9
Directors Nominated for Election	9
Attendance at Board and Committee Meetings	12
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	13
Appointment of Auditors	13
Approval of Unallocated Awards and Amendments to Option Plan	13
Compensation Discussion and Analysis	14
Objectives of Compensation Program	15
Elements of Executive Compensation	15
Role of Compensation Committee	16
Role of CEO	16
Role of Compensation Consultant and Peer Benchmarking and Determination of Comparator Group	16
Consideration of Risks Associated with Compensation Policies and Practices	17
Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation	18
Executive Compensation	18
Determination of Executive Compensation for 2021	18
Short-term Incentive Plan - Corporate Performance Scorecard	20
2021 Annual Bonus Awards (STIP):	21
Long-term Incentive Plan (“LTIP”) and Stock Option Performance Objectives	21
Summary Compensation Table	22
Outstanding Share-Based Awards and Option-Based Awards	23
Incentive Plan Awards - Value Vested or Earned During the Year	24
Pension Plan Benefits	24
Employment Contracts with Named Executive Officers	24
Termination and Change of Control Benefits	25
Performance Graph	26
Director Compensation	27
Determination of Director Compensation for 2021	27
Outstanding Share-Based Awards and Option-Based Awards	27
Incentive Plan Awards - Value Vested or Earned During the Year	28
Director Share Ownership Requirements	28
Securities Authorized for Issuance Under Equity Compensation Plans	29
Equity Incentive Plans	29
Summary of Option Plan	30

Management Information Circular ׀ i

Summary of RSU Plan	32
Summary of DSU Plan	35
Burn Rate	36
Corporate Governance Practices	37
Sustainability - Environmental, Social, and Governance (“ESG”)	37
Board Independence and Participation of Directors in Other Reporting Issuers	37
Board Mandate	39
Board Chair and Lead Director	40
Position Descriptions	40
Board Committees	40
Assessments	40
Orientation and Continuing Education	40
Ethical Business Conduct	41
Nomination of Directors	41
Compensation	41
Director Term Limits and Other Mechanisms of Board Renewal	41
Policies Regarding the Representation of Women on the Board	42
Representation of Women in the Director Identification and Selection Process	42
Representation of Women in Executive Officer Appointments	42
Targets Regarding the Representation of Women on the Board and in Executive Officer Positions	43
Number of Women on the Board and in Executive Officer Positions	43
Majority Voting Policy	43
Cyber Security Policy	43
Interlocking Directorships	43
Audit Committee Information	43
Other Information	44
Indebtedness to Corporation of Directors and Officers	44
Management Contracts	44
Interest of Certain Persons or Companies in Matters To Be Acted Upon	44
Interest of Informed Persons in Material Transactions	44
Additional Information	44
Schedule “A” MANDATE OF THE BOARD OF DIRECTORS	45
SCHEDULE “B” COMPENSATION COMMITTEE CHARTER	49
SCHEDULE “C” STOCK OPTION PLAN	51

Management Information Circular ׀ ii

ALEXCO RESOURCE CORP.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9

Telephone: (604) 633-4888 Facsimile: (604) 633-4887

NOTICE OF MEETING

To the Shareholders of Alexco Resource Corp.:

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the “Meeting”) of the holders of common shares (“Shares”) of Alexco Resource Corp. (the “Corporation” or “Company” or “Alexco”) will take place on Thursday, June 9, 2022, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditors’ report thereon for the year ended December 31, 2021;
2.	To fix the number of directors at six;
3.	To elect directors for the ensuing year;
4.	To appoint the auditors for the ensuing year; and
5.	To consider and, if thought fit, to approve an ordinary resolution approving certain amendments to the Corporation’s stock option plan (the “Option Plan”) and to approve all unallocated awards under the Option Plan, as more particularly described in the accompanying information circular (the “Circular”).

The Meeting will be held at Suite 1165, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Canada.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice of meeting (the “Notice of Meeting”). Also accompanying this Notice of Meeting is a form of proxy and a financial statement and MD&A request form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on April 21, 2022 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this Notice of Meeting.

Notice- and- Access

Alexco has elected to use the notice & access provisions (the “notice-and-access provisions”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations for the Meeting. Notice-and-access provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing Alexco to post the Circular and any additional Meeting materials online. Shareholders will still receive this Notice of Meeting and a form of proxy (or voting instruction form if applicable) and may choose to receive a paper copy of the Circular. Alexco will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant Circular to some, but not all, shareholders with the notice package in relation to the relevant meeting.

The Meeting materials, including this Notice of Meeting, are available on Alexco’s website at www.alexcoresource.com/investors/annual-general-meeting/ and will remain on the website for at least one full year from the date of this Notice of Meeting. The Meeting materials are also available under Alexco’s profile on SEDAR at www.sedar.com.

Management Information Circular ׀ 3

How to Obtain Paper Copies of the Circular

Any shareholder who wishes to receive a printed paper copy of the Circular at no cost prior to the date of the Meeting must request a copy from Alexco no later than May 25, 2022 by calling toll-free in North America at 1-844-392-3035, or by e-mailing info@alexcoresource.com. To obtain a paper copy of the Circular after the date of the Meeting, please contact Alexco’s Chief Financial Officer at (604) 633-4888. Alexco will send paper copies of the Circular to requesting shareholders at no cost to them within ten calendar days of their request. In order to receive a copy of Alexco’s financial statements and MD&A, a shareholder may also contact Alexco at the contact number above or by sending written request to the Company’s head office address.

To obtain additional information about the notice-and-access provisions, a shareholder may contact Alexco’s transfer agent, Computershare Investor Services Inc., at the following toll-free number: 1-866-964-0492.

DATED as of the 28th day of April, 2022.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, Chairman & Chief Executive Officer

If you have any questions or need assistance with voting your proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email at: assistance@laurelhill.com

Management Information Circular ׀ 4

ALEXCO RESOURCE CORP.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9

Telephone: (604) 633-4888; Facsimile: (604) 633-4887

INFORMATION CIRCULAR

(As at April 28, 2022, except as indicated)

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this Circular. Any capitalized but undefined terms shall have the meanings ascribed to them in the respective documents to which they refer.

“Award”	means any right granted under the Option Plan, RSU Plan, and DSU Plan (collectively, the “Equity Incentive Plans”), which includes Options, RSUs and DSUs.
“Board”	means the board of directors of the Corporation.
“business day”	means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia.
“Circular”	means, collectively, the Notice of Meeting and this information circular sent to Shareholders in connection with the Meeting.
“Committee”	means a standing committee of the Board.
“Common Share” or “Share”	means a common share in the capital of the Corporation.
“Comparator Group”	means the group of comparable peers as defined and set out under the heading “Compensation Discussion and Analysis - Role of Compensation Consultant and Peer Benchmarking and Determination of Comparator Group”.
“Corporation” or “Company” or “Alexco”	means Alexco Resource Corp., a company organized under the laws of British Columbia.
“DSU”	means a deferred share unit.
“DSU Plan”	means the deferred share unit plan as described under “Equity Incentive Plans”.
“EHS&T Committee”	means the Environmental, Health, Safety & Technical Committee of the Board.
“Fair Market Value”	means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on the TSX for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on the TSX, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.
“Independent Directors”	means a member of the Board who is not an officer or employee of the Corporation or any of its affiliates.
“Insider”	has the meaning set out in the Toronto Stock Exchange Company Manual.
“LTIP”	means long-term incentive plan.
“Meeting”	means the annual general meeting of Shareholders to be held on June 10, 2020, and any adjournment(s) thereof.
“NYSE American”	means the NYSE American Equities Exchange.
Management Information Circular ׀ 5

“N&CG Committee”	means the Nominating and Corporate Governance Committee of the Board.
“NI 52-110”	means National Instrument 52-110 Audit Committees.
“Notice of Meeting”	means the notice of meeting forming part of this Circular to be mailed to Shareholders in connection with the Meeting.
“Option”	means a stock option granted under the Stock Option Plan.
“Option Plan”	means the stock option plan as described under “Equity Incentive Plans”.
“PRSU”	means a restricted share unit that is tied to a performance goal.
“RSU”	means a restricted share unit.
“RSU Plan”	means the restricted share unit incentive plan as described under “Equity Incentive Plans”.
“Shareholder”	means a holder of Shares.
“SPA”	means the silver purchase agreement entered into with Wheaton Precious Metals Corp.
“STIP”	means short-term incentive plan.
“TSX”	means the Toronto Stock Exchange.

ATTENDING AND PARTICIPATING AT THE MEETING

The Meeting will begin at 1:30 PM (Vancouver time) on Thursday, June 9, 2022.

Shareholders may submit questions to management ahead of the Meeting via email to info@alexcoresource.com. There will also be an opportunity to ask questions during the Meeting following the conclusion of the official business portion of the meeting and webcast presentation.

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by the management of Alexco for use at the Meeting to be held on June 9, 2022 and at any adjournments thereof. Unless the context otherwise requires, references to Alexco include Alexco and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by the directors, officers and employees. The Company has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist it in connection with the Company’s communications with shareholders. In connection with these services, Laurel Hill is expected to receive a fee of approximately $35,000 plus out-of-pocket expenses. The cost of solicitation will be borne by Alexco.

Completion and Return of Proxy and Registration of Proxy

Completed forms of proxy must be deposited at the office of Alexco’s registrar and transfer agent, Computershare, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Notice-and-Access

In February 2013, the Canadian Securities Administrators implemented regulatory amendments to securities laws, including National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to deliver proxy-related materials to their shareholders using the “notice-and-access” mechanism (as defined under NI 54-101, and sometimes referred to herein as the “notice-and-access provisions”) by posting such materials both on SEDAR and a non-SEDAR website, rather than delivering the materials by mail. The use of notice-and-access reduces paper waste and mailing costs to Alexco. In order for Alexco to employ notice-and-access, Alexco must send a notice to Shareholders indicating that the proxy-related materials have been posted electronically and explaining how a Shareholder can access them or obtain from Alexco a paper copy of those materials. Certain of the required elements of such notice have been built into the accompanying Notice of Meeting.

Management Information Circular ׀ 6

Alexco is sending this Circular to Shareholders using notice-and-access as permitted by NI 54-101 and NI 51-102. The Meeting materials, including this Circular, are available on Alexco’s website at:	Any Shareholder who wishes to receive a printed paper copy of the Circular prior to the date of the Meeting must request a copy from Alexco no later than May 7, 2022 by:

www.alexcoresource.com/investors/annual-general-meeting/ and will remain on the website for at least one full year from the date that the Meeting materials are posted on SEDAR. The Meeting materials are also available under Alexco’s profile on SEDAR at www.sedar.com.

Toll-free in North America: 1-844-392-3035, or Email info@alexcoresource.com

Alexco will not use procedures known as “stratification” in relation to its use of the notice-and-access provisions in relation to the Meeting. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the relevant Circular to some, but not all, shareholders with the notice package in relation to the relevant meeting. In relation to the Meeting, registered Shareholders will receive a paper copy of each of the Notice of the Meeting and a form of proxy, whereas non-registered Shareholders (see “Non-Registered Holders” below) will receive a paper copy of the Notice of Meeting and a voting instruction form

Alexco will send paper copies of the Circular to requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. To obtain a paper copy of the Circular after the date of the Meeting, please contact the Chief Financial Officer at (604) 633-4888. Alexco will send paper copies of the Circular to requesting shareholders at no cost to them within ten calendar days of their request, if such requests are made after the date of the Meeting.

To obtain additional information about the notice-and-access provisions, Shareholders may contact Alexco’s registrar and transfer agent, Computershare toll free at 1-866-964-0492.

Appointment of Proxyholder

The persons named as proxy holders in the enclosed form of proxy are the Company’s directors or officers. As a shareholder, you have the right to appoint a person (who need not be a shareholder) in place of the persons named in the form of proxy to attend and act on your behalf at the Meeting. To exercise this right, you must either insert the name of your representative in the blank space provided in the form of proxy and strike out the other names or complete and deliver another appropriate form of proxy.

A proxy will not be valid unless it is dated and signed by you or your attorney duly authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified and one of the management proxyholders (the “Management Proxyholders”) is appointed by a Shareholder as proxyholder, such person will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Management Information Circular ׀ 7

Registered Holders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who choose to submit a proxy may do so using one of the following methods:

(a)       complete, date and sign the enclosed form of proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)       use a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number and the Shareholder’s 15 digit control number; or

(c)       use the internet through Computershare’s website at www.investorvote.com. Registered Shareholders must follow the instructions on Computershare’s website and refer to the enclosed proxy form for the Shareholder’s 15 digit control number.

In all cases, all proxies must be received and all proxyholders must be registered before 1:30 PM (Vancouver time) on Tuesday, June 7, 2022, or in the case of adjournment or postponement of the Meeting, not less than 48 hours excluding Saturdays, Sundays and holidays, prior to the time of the Meeting.

Non-Registered Holders

Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant.

There are two kinds of Non-registered Shareholders. Those who have not objected to their Intermediary disclosing certain ownership information about themselves to Alexco are referred to as “non-objecting beneficial owners” (“NOBOs”). Those non-registered holders who have objected to their Intermediary disclosing ownership information about themselves to Alexco are referred to as “objecting beneficial owners” (“OBOs”).

Alexco intends to pay for Intermediaries to deliver the Meeting Materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary to OBOs.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.

Broadridge typically mails a scannable voting instruction form (“VIF”) instead of the form of proxy. Non-Registered Holders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Non-Registered Holders may call a toll-free number or go online to www.proxyvote.com to vote. The Company may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their Shares.

The VIF will name the same persons as the Company’s Proxy to represent your Shares at the Meeting. You have the right to appoint a person (who need not be a Non-Registered Holder of the Company), other than any of the persons designated in the VIF, to represent your Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.

Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Shares at the Meeting.

Management Information Circular ׀ 8

Questions

If you have any questions or require more information with respect to the procedures for voting, please contact Alexco’s proxy solicitation agent, Laurel Hill Advisory Group by telephone at 1-877-452-7184 (North American Toll Free) or 1-416- 304-0211 (Outside North America), or by email at assistance@laurelhill.com.

Revocability of Proxy

Only registered Shareholders have the power to revoke proxies previously given. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Shareholder or by attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of Alexco, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting.

Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and, if necessary, revoke the proxy on their behalf.

Voting Securities and Principal Holders of Voting Securities

Alexco is authorized to issue an unlimited number of Shares without par value. As at April 21, 2022, the record date for the Meeting, 162,724,397 Shares were issued and outstanding. Holders of record of Shares at the close of business on April 21, 2022 are entitled to receive notice of and to vote at the Meeting. The holders of Shares are entitled to one vote for each Share held.

To the knowledge of the directors and executive officers of Alexco, as at the record date, April 21, 2022, no persons or companies beneficially own, control or direct, directly or indirectly, Shares carrying ten percent (10%) or more of the voting rights attached to all outstanding Shares of Alexco.

Particulars of Matters To Be Voted Upon

Number of Directors

Shareholder approval will be sought to fix the number of directors at six, and unless instructed otherwise the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote in favour of this proposal.

Election of Directors

Majority Voting Policy

The Board adopted a Majority Voting Policy on May 1, 2013, as amended March 13, 2019, pursuant to which if, in an uncontested election of directors, the number of Shares “withheld” for any nominee exceeds the number of Shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall tender his or her written resignation to the chair of the Board. The N&CG Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation after considering all factors deemed relevant. The Board must take formal action on the N&CG Committee’s recommendation within 90 days of the date of the applicable Shareholders’ meeting and announce its decision by press release. Absent exceptional circumstances, the Board will be expected to accept the resignation which will be effective on such date. If the Board declines to accept the resignation, it will include in the press release the reason(s) for its decision.

Directors Nominated for Election

The Board proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees as of April 28, 2022, is as follows:

Management Information Circular ׀ 9

Name and Jurisdiction of Residence(5)	Positions Held Within the Corporation	Principal Occupation and Experience(5)(9)	Previous Service as a Director	Number of Securities Beneficially Owned, Controlled or Directed, Directly or Indirectly(6)	Previous Year’s AGM Director Vote Results
Clynton R. Nauman (73) Washington, USA	Chairman & Chief Executive Officer and Director	Mr. Nauman was named Chairman of the Corporation in April 2017 and has been Chief Executive Officer since December 2004. Mr. Nauman was General Manager of Kennecott Minerals from 1993-1998 and was the President and CEO of Viceroy Resource Corporation from 1998-2002. Mr. Nauman’s more than 40 years of diversified experience in the mineral industry, ranges from exploration and business development to operations and corporate management in the precious metals, base metals and coal sectors. Mr. Nauman holds a B.Sc. (Hons) in geology.	Since December 3, 2004	4,380,369 Shares(7) 1,802,000 Options 24,000 RSUs 454,000 DSUs	99.3%
Elaine Sanders (52) British Columbia, Canada	Director(1)(4)

Ms. Sanders is Vice President, Chief Financial Officer and Corporate Secretary for Trilogy Metals Inc. (“Trilogy”) and is responsible for all aspects of financial services, financial reporting, and corporate governance.

Prior to Trilogy, Ms. Sanders served as Vice President, Chief Financial Officer and Corporate Secretary for NovaGold Resources Inc. and has more than 25 years of experience in audit, finance, and accounting with public and private companies. Ms. Sanders has been involved with numerous financings and acquisitions, and has listed companies on both the TSX and NYSE American.

Ms. Sanders holds a Bachelor of Commerce degree from the University of Alberta, is a Canadian qualified Chartered Professional Accountant and a Certified Public Accountant in the United States.

			Since June 28, 2016	121,649 Shares 331,000 Options 88,000 DSUs	99.3%
Karen McMaster (57) Northwest Territories, Canada	Director (2)(3)

Since 2003, Ms. McMaster, BA, LLB, MBA has worked as an independent consultant focusing on strategic and economic development of organizations including risk assessment, contract management, EHS excellence, governance and capacity building at the community level.

Ms. McMaster’s positions have included In-house Legal Counsel and Investor Relations Advisor for Caledonia Mining Corporation, In-house Legal Counsel for Rio Algom Limited, Senior Internal Auditor for BHP Billiton PLC and Operations Leader for the Alaska Highway Aboriginal Pipeline Coalition in the Yukon.

Ms. McMaster holds a Bachelor of Arts, Bachelor of Laws and a Masters of Business Administration in Business and Sustainability.

			Since April 11, 2018	40,171 Shares 316,000 Options 88,000 DSUs	99.2%

Management Information Circular ׀ 10

Richard N. Zimmer (74) British Columbia, Canada	Lead Director(1)(3)(4)

Mr. Zimmer is currently a member of the board of directors of two publicly listed companies including Ascot Resources Ltd. and DLP Resources Ltd.

Formerly, Mr. Zimmer was the President and CEO of Far West Mining Ltd. He has over 40 years of Canadian and international mining experience, including 15 years with Teck Cominco Limited, where he was Vice President and Project Manager of Teck-Pogo Inc. and also managed several operations and development projects. Prior to his work with Teck Cominco, Mr. Zimmer was Senior Staff Engineer with Bow Valley Industries Ltd. and held various positions at Key Lake Mining Corporation, where subsequently he became the Key Lake mine superintendent.

Mr. Zimmer holds a Bachelor of Science (Chemistry and Mathematics), a Bachelor of Engineering (Mining), and an MBA, and is a member of the Canadian Institute of Mining and Metallurgy and the Association of Professional Engineers of British Columbia..

		Since May 2, 2012	165,510 Shares 156,000 Options 88,000 DSUs	93.6%
Rick Van Nieuwenhuyse (66) Alaska, USA	Director(2)(3)

Currently, Mr. Van Nieuwenhuyse is President and CEO of Contango Ore advancing the Tetlin gold project to production in Alaska. Immediately prior to joining Contango Ore, Mr. Van Nieuwenhuyse was President and CEO of Trilogy a mineral exploration and development company since 2011.

Prior to establishing Trilogy, Mr. Van Nieuwenhuyse was founder, President and Chief Executive Officer of NovaGold Resources Inc., and prior to that was Vice President of Exploration for Placer Dome Inc. He brings over 30 years of working experience and knowledge of Alaska and Western Canada to the Company, managing projects from grassroots discovery through to advanced feasibility studies and production.

Mr. Van Nieuwenhuyse holds a Candidature degree in Science and a M.Sc. in geology. He has received a number of industry awards including the Colin Spence Award and the Thayer Lindsey Award for his role in the discoveries at Donlin and Bornite in Alaska, as well as the Robert Hedley Award for his ground-breaking work with the Tahltan First Nation associated with the Galore Creek project in British Columbia.

		Since January 11, 2005	7,936 Shares 331,000 Options 88,000 DSUs	89.0%

Management Information Circular ׀ 11

Terry Krepiakevich (69) British Columbia, Canada	Director(1)(2)(4)

Mr. Krepiakevich is currently a member of the board of directors of several publicly listed and private companies and has been since July 2011.

Prior to these appointments he was the Chief Financial Officer of SouthGobi Resources Ltd., a TSX and Hong Kong publicly-listed mining company, from 2006 - 2011. Additionally, Mr. Krepiakevich was Chief Financial Officer for Extreme CCTV Inc., a publicly traded company on the TSX involved in manufacturing high tech surveillance equipment, and Vice-President Finance and Chief Financial Officer of Maynards Industries Ltd., a private firm specializing in retailing, auctioneering, liquidating, and mergers and acquisition services. Mr. Krepiakevich was a senior officer in a number of private and public issuers.

Mr. Krepiakevich is a Canadian qualified Chartered Professional Accountant and is a member of the Institute of Corporate Directors.

		Since July 22, 2009	184,678 Shares 331,000 Options 88,000 DSUs	99.0%
(1)	Member of the Audit Committee.
(2)	Member of the N&CG Committee.
(3)	Member of the EHS&T Committee.
(4)	Member of the Compensation Committee.
(5)	The information as to the jurisdiction of residence and principal occupation has been furnished by the respective individuals.
(6)	The information as to Shares beneficially owned, controlled or directed, directly or indirectly, as at April 28, 2022, not being within the knowledge of Alexco, has been furnished by the respective individuals.
(7)	Includes 1,940,299 shares owned by ALM Investments ULC (formerly Asset Liability Management Group ULC), which company is controlled by Clynton Nauman.
(8)	See “Participation of Directors in Other Reporting Issuers” for information related to the director’s board participation.

As of the date of this Circular, the standing committees of Alexco are the Audit; N&CG; Compensation; and EHS&T committees (each, a “Committee”).

Unless instructed otherwise, the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote for the election of the foregoing individuals as directors to hold office until the close of the next annual general meeting of the Shareholders or until their successors are elected.

Attendance at Board and Committee Meetings

The following table contains the attendance record of each director for all Board and Committee meetings since the beginning of the most recently completed financial year, being the year ended December 31, 2021:

Name of Director	Board	Audit	Compensation	Nominating & Corporate Governance	Environmental, Health, Safety & Technical	Total
Clynton R. Nauman	9 out of 9	n/a	n/a	n/a	n/a	9 out of 9 (100%)
Elaine Sanders	9 out of 9	7 out of 7	4 out of 4	n/a	n/a	20 out of 20 (100%)
Karen McMaster	9 out of 9	n/a	n/a	3 out of 3	4 out of 4	16 out of 16 (100%)
Richard N. Zimmer	9 out of 9	7 out of 7	4 out of 4	n/a	4 out of 4	24 out of 24 (100%)
Rick Van Nieuwenhuyse	9 out of 9	n/a	n/a	3 out of 3	4 out of 4	16 out of 16 (100%)
Terry Krepiakevich	9 out of 9	7 out of 7	4 out of 4	3 out of 3	n/a	23 out of 23 (100%)

Management Information Circular ׀ 12

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Alexco, no proposed director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including Alexco) that:
(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or
(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or
(b)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including Alexco) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or
(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), of Vancouver, British Columbia are the auditors for Alexco. Unless instructed otherwise, the Management Proxyholders named in the form of proxy accompanying this Circular intend to vote for the re-appointment of PwC as the auditors to hold office for the ensuing year at remuneration and on terms of engagement to be fixed by the directors.

PwC were first appointed as Alexco’s auditors in 2005.

Approval of Unallocated Awards and Amendments to Option Plan

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass with or without variation, an ordinary resolution (the “Option Plan Resolution”) approving all unallocated awards under the Option Plan and approving certain amendments (the “Option Plan Amendments”) to the Option Plan.

Under applicable TSX policies, the Corporation is required to obtain shareholder approval of all unallocated awards under the Option Plan every three years. As such, if shareholder approval is obtained at the Meeting to the grant of unallocated awards under the Option Plan, the Corporation will not be required to seek further approval of the grant of unallocated awards under the Option Plan until the Corporation’s 2025 annual shareholders’ meeting (provided that such meeting is held on or prior to June 9, 2025). The Option Plan Amendments were approved by the Board of Directors and made effective April 26, 2022. If the Option Plan Resolution is not passed, (i) all unallocated awards under the Option Plan will be cancelled and no further awards may be granted under the Option Plan until shareholder approval is obtained; and (ii) the Option Plan Amendments will be of no further force and effect and the Option Plan shall remain unamended. The Option Plan was last approved by the Corporation’s shareholders at the Corporation’s annual general meeting held on June 6, 2019.

The Option Plan is an essential component of the Corporation’s overall equity incentive program, which is intended to secure for the Corporation and its shareholders the benefits inherent in share ownership by directors, officers, employees and service providers of the Corporation and its affiliates who will be largely responsible for the Corporation’s future growth and success, by providing such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation.

Management Information Circular ׀ 13

As at the date of this Circular, the Corporation has Options outstanding under the Option Plan pursuant to which up to 8,446,818 Shares may be issued and representing approximately 5.2% of the Corporation’s issued and outstanding Shares. Up to an additional 828,472 Options representing approximately 0.5% of the Corporation’s issued and outstanding Shares remain available for grant under the Option Plan, using a maximum of 5.7% of the Corporation’s outstanding issue.

For a description of the Option Plan, please see “Compensation Discussion and Analysis - Equity Incentive Plans - Summary of Option Plan”. A copy of the Option is also attached hereto as Schedule “C”.

Summary of Option Plan Amendments

The Option Plan Amendments consist of the following:

•	Reduced the Option Plan maximum from 10% to 5.7% of the Corporation’s outstanding issue;
•	Increased the minimum vesting period from two (2) years to three (3) years from the date of grant; and
•	Revised an amendment provision that originally required the Company to seek shareholder approval in the event of an amendment to the number of Shares reserved for issuance under the Option Plan to the Company only needing shareholder approval in the event of an increase in the number of Shares reserved for issuance.

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as to 33 1/3% on each of the first, second, and third anniversary dates of the dated of grant of such Option.

In addition to the Option Plan Amendments, the Corporation also made additional amendments of minor and housekeeping nature that do not require shareholder approval under the amendment provisions of the Option Plan.

Shareholder Approval of Option Plan Resolution

At the Meeting, shareholders will be asked to consider and, if deemed advisable, pass the Option Plan Resolution, as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	all unallocated entitlements under the Option Plan and the ability for the Corporation to grant awards under the Option Plan until June 9, 2025 be and are hereby approved;
2.	the amendments to the Option Plan, as set out in the Circular are hereby approved;
3.	the reservation under the Option Plan of up to a maximum of 5.7% of the issued and outstanding Common Shares as at the time of granting of an Option pursuant to the Option Plan, is hereby approved;
4.	the increase of the minimum vesting period from two (2) to three (3) years from the date of grant is hereby approved; and
5.	any director or officer of the Corporation is hereby authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

Management recommends that shareholders approve the Option Plan Resolution.

Compensation Discussion and Analysis

The following compensation discussion and analysis (the “Compensation Discussion and Analysis”) describes and explains the significant elements of Alexco’s compensation program, with particular emphasis on the process for determining compensation payable to the CEO, CFO, and the three other most highly compensated executive officers whose total compensation for the most recent financial year is at least $150,000 (collectively, the “Named Executive Officers” or “NEOs”). For the year ended December 31, 2021, the NEOs of Alexco are comprised of

•	Chairman & CEO - Clynton Nauman
•	President - Bradley Thrall
•	CFO & Corporate Secretary - Mike Clark
Management Information Circular ׀ 14

•	Vice President Exploration - Alan McOnie (retired on December 31, 2021)
•	Senior Vice President, Corporate Development - Paul Jones

Objectives of Compensation Program

The objectives of Alexco’s compensation program are to attract, hire, retain and incentivize highly qualified executive officers and directors who will drive the success of Alexco, while at the same time promote a greater alignment of interests between such executive officers and directors and Alexco’s shareholders. Alexco’s compensation program is designed to recruit and retain key individuals and reward individual and company performance with compensation that has long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

NEO Name	NEO Position	2021 Base Salary

Clynton R. Nauman	Chairman and CEO	US$300,000
Brad Thrall	President	US$285,000
Michael Clark	CFO and Corporate Secretary	Cdn$285,000
Alan McOnie(1)	VP Exploration	Cdn$50,000
Paul Jones	Senior VP Corporate Development	Cdn$240,000

(1) Base Salary was paid on a pro-rata basis, based on the amount of time in the role during 2021.

Elements of Executive Compensation

Executive compensation comprises three main elements: base salary, annual bonus incentive and equity-based incentive awards. Alexco positions executive pay relative to its Comparator Group with total direct compensation targeted around the median of the Board approved peer group. In addition, when setting compensation levels, the Board and management take into consideration tenure, experience, performance and the complexity of the role that the executive holds. Through the design of both the short and long-term incentive plans, Alexco targets the opportunity to earn at the median (50th percentile) contingent on the achievement of performance against a set of performance objectives defined by the Board at the beginning of each fiscal year.

1.	Base Salary - The primary element of Alexco’s compensation program is base salary. Alexco considers a competitive base salary to be a necessary element for attracting and retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance, and by comparisons to the base salaries and total compensation paid to executives of comparable publicly traded companies within the Canadian mining sector. For benchmarking purposes, Alexco targets a range for executive officer base salaries at each positional level which is +/-20% of a midpoint that is developed from the median (“P50”) of the Comparator Group.
2.	Annual Bonus (“STIP”) - Annual performance-based incentives are a variable compensation element intended to encourage and recognize strong levels of performance by linking compensation to achievement of corporate and individual goals and objectives. Annual bonus awards, typically settled in cash, are evaluated against predefined corporate and personal objectives using a pre-defined weighting between corporate and individual scoring and finalized at the discretion of the Board based on the achievement against each objective (see “Short-term Incentive Plan - 2021 Compensation - Performance Scorecard” for a summary of the 2021 objectives and the level of achievement against each objective). The Compensation Committee is responsible for reviewing the Company’s performance against management’s objectives for the year and recommending to the Board annual bonuses after taking into consideration recommendations by management awards for executives based on a percentage of the targeted performance and individual performance. The Compensation Committee considers a number of key performance indicators, generally relative to budget expectations and achievement of corporate objectives that are set by management early in the year and agreed upon by the Board. The annual incentive bonus targets for the NEOs along with the percentage of the amounts awarded which take into consideration the overall company performance are as follows.
3.	Equity-Based Incentive Awards (“LTIP”) - Equity-based incentive awards take the form of Options, RSUs, PRSUs and DSUs granted under Alexco’s Equity Incentive Plans. The award of incentive Options, RSUs, PRSU’s and DSUs are intended to give each holder an interest in preserving and maximizing shareholder value in the longer term, to align the interests of executive officers with those of Shareholders, and to enable Alexco to attract and retain individuals with experience and ability. Such equity-based incentive awards are considered when reviewing executive officer compensation packages as a whole. Options generally have a five-year term, are typically subject to vesting provisions that going forward will be over a minimum of three years, and carry an exercise price equal to the Fair Market Value of the Shares as at the date of grant. RSU awards going forward will vest over three years (one third on each of the first, second, and third anniversaries of the award), and are settled by issuance of Shares from treasury. PRSU awards, which are RSUs that are tied to performance goals, vest after three years, include performance criteria to determine the number of RSUs awarded, and are settled by issuance of Shares from treasury. DSU awards are only available to Directors of the Company, including the CEO, and vest immediately and are redeemed upon the director ceasing to be a director at which time they are settled by issuance of Shares from treasury. The periodic award of Options, RSUs, PRSUs and DSUs, which generally occurs at the end of the calendar year, is determined by the Board based on the recommendations of the Compensation Committee, is discretionary and takes into account typical market practices of the Comparator Group of companies and the available room under the Shareholder-approved Equity Incentive Plans.
Management Information Circular ׀ 15

Role of Compensation Committee

The Compensation Committee, under the supervision of the Board, has overall responsibility for recommending to the Board levels of compensation for Alexco’s executive officers as well as certain key employees and non-executive officers for approval by the Board, and for recommending compensation for directors, including the granting of equity-based incentive awards for approval by the Board. The full responsibilities, powers and operating procedures of the Compensation Committee are outlined in its charter, a copy of which is attached as Schedule “B” hereto.

Each fall, the Compensation Committee initiates the annual compensation determination process, including considering the retention of an independent compensation consultant, establishing guidance in formulating the current year’s recommendations and determining the current year’s Comparator Group, all to the extent considered appropriate. Over the remainder of the year, the Compensation Committee receives and reviews the advice of the compensation consultant, if retained, and the recommendations of the CEO regarding compensation determinations. In the later part of the current year, typically December, the Compensation Committee determines its final recommendations to the Board regarding base salaries for the upcoming year and equity-based incentive awards and annual bonus awards for the year just completed, as well as recommendations regarding director compensation for the upcoming year.

As at December 31, 2021 and as the date of the Circular, the members of the Compensation Committee were Elaine Sanders, Terry Krepiakevich and Richard N. Zimmer, each of whom, in the opinion of the Board, is independent as prescribed by NI 52-110 under the rules of the TSX and pursuant to Sections 803A and 805(c)(1) of the NYSE American Company Guide. Through the combined business experiences of its members, including experience with the management of public companies generally and with financial and compensation determination matters in particular, the Board considers the Compensation Committee to possess the skills and experience necessary to make decisions on the suitability of Alexco’s compensation policies and practices.

Role of CEO

During the compensation determination process, the CEO completes a review of the performance of Alexco’s executive officers as well as certain key employees and non-executive officers for the year just completed. This review entails a qualitative and quantitative assessment of each individual’s performance, with reference to both the success of Alexco and the individual’s contribution. The individual’s contribution is assessed with reference to a number of key performance indicators as described above under “Elements of Executive Compensation”, and in the context of circumstances and challenges arising through the year. Based on these assessments, the CEO makes a recommendation to the Compensation Committee regarding base salary, annual bonus and equity-based incentive awards, which the Compensation Committee takes into consideration when determining its final recommendations to the Board.

Role of Compensation Consultant and Peer Benchmarking and Determination of Comparator Group

In 2021, the Compensation Committee retained Global Governance Advisors (“GGA”) as its independent Compensation Consultant. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. In 2021, GGA updated its review of the Company’s compensation philosophy, a detailed review of executive and director compensation including a proposed updated Comparator Group for the Company and a detailed compensation review for the Company’s executives, key personnel and directors to the peer companies’ executive and independent director pay levels and practices for 2021 and 2022. GGA also provided a summary of pay trends in the mining sector that was based on GGA’s Global Mining compensation surveys, database and professional experience with similar organizations and performed a review of Alexco’s 2022 Circular.

A summary of executive compensation-related fees billed by GGA or other compensation consultants, for each of the two most recently completed financial years are summarized as follows:

Financial Year Ended December 31	Executive Compensation-Related Fees	All Other Fees
2021	$20,500	Nil
2020	$20,660	Nil

Management Information Circular ׀ 16

For 2021, to identify appropriate comparable peer companies, the Company used the following criteria for the Comparator Group:

•	Companies of a fairly similar size to Alexco (0.25x to 4x), primarily from a market capitalization perspective, but also taking into account other factors such as total revenues and assets;

•	Companies with operations in similar geographical locations to Alexco to account for geographic risk;

•	Companies primarily mining for silver and other precious metals;

•	Companies who are operational and produce revenue or are close to the production phase; and

•	Publicly traded companies on major Canadian exchanges.

These criteria were validated by GGA and Alexco’s Compensation Committee.

For 2021, the Comparator Group was amended as follows:

2020 Comparator Group Retentions	2021 Comparator Group Additions
Americas Gold and Silver Corporation	Aya Gold & Silver Inc.
Ascot Resources Ltd.	Aurcana Silver Corp.
Avino Silver & Gold Mines	Gatos Silver Inc.
Endeavour Silver Corp.
Excellon Resources Inc.
Great Panther Silver Ltd.
Harte Gold Corp.
Pure Gold Mining Inc.
Sabina Gold & Silver Corp.
Silvercorp Metals Inc.
Silvercrest Metals Inc.
Victoria Gold Corp.

Peers removed from the Comparator Group included Premier Gold Mines Ltd. due to being acquired by Equinox Gold Corp. and Wesdome Gold Mines Ltd. due to its size being significantly larger than Alexco.

Consideration of Risks Associated with Compensation Policies and Practices

The Board is responsible, in participation with management, for reviewing and identifying what are perceived to be the principal risks to Alexco. These risks include but are not limited to those arising from Alexco’s compensation policies and practices, such as the risk that an executive officer or other employee is incentivized to take inappropriate or excessive risks, or that such policies and practices give rise to any other risks that are reasonably likely to have a material adverse effect on Alexco. The Board undertakes this review with management on at least an annual basis, and ensures that the Compensation Committee adequately considers risks arising from Alexco’s compensation policies and practices when determining its recommendations to the Board regarding the compensation of executive officers. The Company is of the view that its compensation programs do not incent its executives to take undue risks because:

•	executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards;
•	the Company’s risk mitigation practices include caps on annual incentive payouts to avoid excessive or extreme compensation awards;
•	annual incentive metrics that include a balance of key performance indicators that are not focused on a single financial measure; and
•	an incentive claw back policy (the “Claw Back Policy”) for both short-term and long-term variable compensation is in place.
Management Information Circular ׀ 17

In addition, the Board maintains discretion related to the affordability of the incentive payouts and maintains the right to determine if an incentive is paid, as well as the settlement feature (i.e., cash or equity).

Policy Regarding Purchase of Financial Instruments to Hedge Equity Based Compensation

Alexco has adopted a policy expressly forbidding directors and all employees, including executive officers, from purchasing or selling financial instruments designed to hedge or offset a decrease or increase in market value of equity securities granted as compensation.

Effective April 24, 2018, the Board approved the adoption of a Claw Back Policy for Alexco. Under the Claw Back Policy, in situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of, or affected by, a material restatement of all or a portion of the Company’s financial statements; (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial results been properly reported, then the Board may, to the extent permitted by applicable laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the Company’s annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.

Executive Compensation

Determination of Executive Compensation for 2021

In 2021, Alexco continued to advance the Keno Hill Silver Project (“Keno Hill”), located in the Yukon Territory, Canada. Ramp-up of mining and milling operations continued in 2021 in anticipation of reaching sustainable design capacity (400 tonnes per operating day (“tpd”)). Certain milestones include at Keno Hill included:

•	At the Bermingham mine, initial ore production commenced in August 2021. By year end, the undercut for the initial longhole stope(s) was largely completed in anticipation of longhole retreat activity in 2022.

•	At the Flame & Moth mine, underground development continued in 2021. The primary ramp reached the first two ore access levels with initial cut and fill ore production commencing in the first quarter of 2022 (“Q1 2022”). In addition, the Alimak raise nest was completed allowing for the advancement of the ventilation and secondary escape raise. This raise was completed to surface and establishment of the ladders and services within the raise began in Q1 2022 as scheduled.

•	At the Bellekeno mine, underground mining activity was wound down in October 2021. Upon completion of ore production from the Bellekeno mine in October 2021, salvageable equipment and material was removed and repositioned to the Bermingham and Flame & Moth mines.

•	The Keno District mill operated on a reduced schedule in 2021 allowing the “milling out” of final ore from the Bellekeno mine. Additional optimization and metallurgical adjustments to the mill were made in anticipation of mill ore feed transitioning to a blend of ore between the Bermingham and Flame & Moth mines in Q1 2022.

•	Over the course of the year, the Company assembled a total workforce of 190 employees and 30 contractors at Keno Hill, while adhering to stringent government regulations and isolation requirements related to COVID-19.

•	The Corporation capitalized expenditures totaling $38,554,000 on underground development at the Bermingham and Flame & Moth mines during 2021.

On May 26, 2021, the Corporation filed an updated technical report (the “May 2021 Technical Report”) for the Keno Hill operations, expanding the Mineral Reserve by 22% to 1.44 million tonnes, grading an average 804 grams per tonne (“g/t”) silver (“Ag”), 3.84% zinc, 2.64% lead, and 0.31 g/t gold. The updated reserve mine plan indicates the mine is projected to produce over 35.5 million ounces of silver over the next eight (8) years.

During the year, the Corporation completed a directional drilling program at the Bermingham Northeast Deep zone. The drilling program focused at depth northeast of the Bermingham deposit. The 17,742 meters drill program completed 52 intercepts through the multi-vein target zone, and outlined a deposit extending approximately 500 m along strike with at least a 100 m vertical extent. On January 18, 2022, the Corporation reported an updated and expanded Mineral Resource estimate for the Bermingham deposit, increasing the Indicated Mineral Resource estimate from 33.0 million ounces (“Moz”) to 47.2 Moz of contained silver at an average grade of 939 g/t Ag and increasing the Inferred resource from 11.7 Moz to 19.9 Moz at and average grade of 735 g/t Ag.

Management Information Circular ׀ 18

Due to continued impacts from the COVID-19 pandemic measures and global inflationary concerns, the silver market experienced significant volatility in 2021 with the price of silver trading from a high of $29.58 in February 2021 per ounce to a low of $21.52 in September 2021, while lead traded between US$0.87 to US$1.13 per pound and zinc traded between US$1.16 to US$1.74 per pound. The equities markets substantially dropped in the second half of the year with the majority of the Comparator Group experiencing reductions in market capitalization during the year.

Alexco’s share performance during 2021 resulted in a 45% reduction in share prices, placing it in the 50th percentile of its Comparator Group (excluding Alexco).

For short-term incentive purposes, the Compensation Committee considered management’s assessment of performance against corporate objectives for the fiscal year ended December 31, 2021. A condensed version below summarizes the corporate objectives and actual results for 2021:

Management Information Circular ׀ 19

Short-term Incentive Plan - Corporate Performance Scorecard

Corporate Objective	Weighting		2021 Results	Assessment
	Points	%
Mining Operations
Meet 2021 targets for production and development, onboarding workforce, and mill performance.	70	35%

Production highlights include:

• 621,601 ounces of silver

• 4,774,753 pounds of lead

• 1,658,777 pounds of zinc

• Mill throughput - 170 tonnes per operating day

• Underground development meters - 883 meters

• Total of 174 site-based employees at year end

• COVID-19 restrictions and isolation requirements resulted in delays

				32 out of 70
Safety and Environment
Ensure Company operates with high level of safety and achieve low incident, and severity targets.	20	10%	• Performed with high level of safety • Severity rate of 3.28 • Operated safely following strict COVID-19 requirements	17 out of 20
Ensure compliance with corporate governance and environmental standards.	15	7.5%

• Several out-of-compliance events, which have been remediated

• Historical clean-up project slightly behind schedule

• The Reclamation Plan for historical clean-up was declared adequate by Yukon Water Board for public review

				7 out of 15
Strategic, Growth, and Sustainability
Reserve and resource replacement	30	15%	• Increased mineral reserves by 22% • Increased indicated mineral resources by 18% • Increased inferred mineral resources by 35%	27 out of 30
Share performance	20	10%	• Alexco share performance at P50 of its Comparator Group	20 out of 20
Strategy and sustainability	15	7.5%	• Commenced internal assessment for ESG and website communicating Alexco’s ESG commitment and philosophy	14 out of 15
Financial
Adequate financial capacity	30	15%

• Alexco raised $40 million in equity

• Structured $7.5 million unsecured credit facility

• Sold Brewery Creek NSR for $4.5 million

• Mining delays experienced at site resulted in lower concentrate revenue offsets from mining operations

				18 out of 30
Total	200			135
Overall 2021 Corporate Performance Factor				68%

Management Information Circular ׀ 20

2021 Annual Bonus Awards (STIP):

In late 2021 and as described above, annual bonuses for 2021 for each of the executive officers were determined as follows:

NEO Name	NEO Position	2021 Target Annual Bonus of Base Salary (STIP) (%)	2021 Target Annual Bonus of Base Salary (STIP) ($)	2021 Value of Annual Bonus Awarded (STIP) ($)1&2
Clynton Nauman[1]	Chairman and CEO	60%	US$180,000	US$131,550
Brad Thrall[2]	President	50%	US$142,500	US$114,240
Michael Clark[2]	CFO and Corporate Secretary	40%	CDN$114,000	CDN$95,480
Alan McOnie[2]	VP Exploration	40%	CDN$25,000	CDN$21,700
Paul Jones[2]	Senior VP Corporate Development	40%	CDN$98,000	CDN$82,460
(1)	The annual cash bonus for Mr. Nauman was settled with 76,000 DSUs.
(2)	The annual cash bonuses for Mr. Thrall, Mr. Clark, Mr. McOnie and Mr. Jones were settled with 66,000, 44,000, 10,000 and 38,000 RSUs, respectively.

Long-term Incentive Plan (“LTIP”) and Stock Option Performance Objectives

For long-term incentive purposes, in late 2021 the Board granted equity-based compensation awards to each of the executive officers, in the form of both Options, RSUs, PRSUs, and in the case of the CEO, DSUs, were awarded.

In December 2021, PRSUs were introduced as a form of equity-based compensation to executive officers and select senior management of the Corporation. For the 2021 PRSU grant, vesting occurs after three years with the performance criteria based on the Corporations share performance compared to its Comparator Group for the same three year period. The scoring will range between 0% and 200%, depending on whether the Corporation performs in the lower quartile, median or top quartile.

On December 15, 2021, and as described above, the LTIP for each of the executive officers were determined as follows:

NEO Name	NEO Position	LTIP Target[1,2,3]	Option Grant (# of Options)	RSU Grant (# of RSUs)	DSU Grant (# of DSUs)	PRSU Grant (# of PRSUs)
Clynton Nauman[1]	Chairman and CEO	200%	250,000	-	125,000	125,000
Brad Thrall[2]	President	150%	177,000	88,400	-	88,400
Michael Clark[2]	CFO and Corporate Secretary	150%	142,500	71,300	-	71,300
Alan McOnie[3]	VP Exploration	100%	42,000	41,700	-	-
Paul Jones[2]	Senior VP Corporate Development	150%	122,500	61,300	-	61,300
1)	The weighting for the LTIP Target split for Mr. Nauman is 1/3rd Options, 1/3rd DSUs, and 1/3rd PRSUs. The Options will vest over three years with 1/3 vesting immediately, and 1/3 vesting on the second and third anniversaries of the date of grant.
2)	The weighting for the LTIP Target split for Mr. Thrall, Mr. Clark, and Mr. Jones is 1/3rd Options, 1/3rd RSUs, and 1/3rd PRSUs
3)	The weighting for the LTIP Target split for Mr. McOnie is 1/3rd Options and 2/3rd RSUs

Prior to 2022, Option and RSU grants vested over a two year period with 1/3rd vesting immediately and 1/3rd vesting on each of the first and second anniversaries of the date of grant. Effective immediately, all annual long-term incentive grants for Options and RSU will vest over a three year period with 1/3rd vesting on each of the first, second, and third anniversaries of the date of grant. In addition, the CEO has amended the vesting for his 2021 Option grant of 250,000 options such that the vesting will occur over three years, with the remaining 2/3rd of unvested Options to vest equally on the 2nd and 3rd anniversaries of the grant date.

All recommendations of the Compensation Committee were accepted and approved by the Board.

Management Information Circular ׀ 21

Summary Compensation Table

The following table sets forth information concerning compensation to each of the NEOs during the three most recently completed financial years:

NEO Name And Principal Position	Year	Salary ($)(1)	Share-Based Awards ($)(3)(4)	Option Based Awards ($)(2)(6)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)(7)	Total Compensation ($)
					Annual Incentive Plans ($)(1)	Long-Term Incentive Plans ($)
Amounts reported in US Dollars (1)
Clynton R. Nauman Chairman and CEO	2021 2020 2019	300,000 300,000 300,000	564,270(5) 292,635 375,377(2)	197,660 312,548 530,788(2)	- (5) 114,000 123,800	Nil Nil Nil	Nil Nil Nil	51,500 51,250 51,227	1,113,430 1,070,433 1,381,192(2)
Bradley Thrall President	2021 2020 2019	285,000 275,000 261,120	420,260(5) 209,305 233,419(2)	139,945 223,583 379,673(2)	- (5) 83,600 67,300	Nil Nil Nil	Nil Nil Nil	55,700 55,450 66,770	900,905 846,938 1,008,282(2)
Amounts reported in Canadian dollars
Michael Clark CFO and Corporate Secretary	2021 2020 2019	285,000 252,000 242,550	404,925(5) 210,540 225,750(2)	141,250 224,510 403,500(2)	- (5) 76,600 58,400	Nil Nil Nil	Nil Nil Nil	22,182 20,748 31,037	853,357 784,398 961,237(2)
Paul Jones Senior VP Corporate Development(8)	2021 2020	245,000 77,000	348,505(5) 175,450	121,425 197,050	- (5) 23,300	Nil Nil	Nil Nil	21,360 20,468	736,290 493,268
Alan McOnie Vice President, Exploration (9)	2021 2020 2019	50,000 73,150 104,050	112,190(5) 73,370 97,000(2)	41,630 78,500 205,500(2)	- (5) 29,500 20,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 5,374	203,820 254,520 431,924(2)

(1)	Salary and annual bonuses are paid in US currency to Clynton Nauman and Bradley Thrall. As a result, all compensation in this table related to Clynton Nauman and Bradley Thrall is reflected in US dollars. The exchange rates used to convert all of the amounts to US currency for the 2021, 2020, and 2019 financial years were CDN$1.00 = US$0.7976, CDN$1.00 = US$0.7456, CDN$1.00 = US$0.7537, respectively. The Company’s financial statements report these amounts in Canadian dollars.
(2)	In December 2019 the Company elected to accelerate the date of annual equity grants to the month of December, which in previous years was completed in the month of January (of the following year). The result is that there were effectively two equity grants to management during 2019; one in January 2019 and one December 2019 (the “Double Grants”), which resulted in 2019 having higher than normal equity-based compensation. The Corporation now only makes annual bonus payments and equity grant determinations, if any, in December of each year.
(3)	This column includes the grant date fair value of RSUs, including PRSUs, awarded by Alexco to the NEOs during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair value for the 2021 financial year was CDN $2.17 (2020 - CDN $3.19; 2019 - CDN $1.27 and CDN$2.61) per RSU and PRSU.
(4)	This column includes the grant date fair value of DSUs awarded by Alexco to the CEO during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair value of the award for the 2021 financial year was CDN $2.17 (2020 - CDN $3.19; 2019 - CDN $2.61) per DSU.
(5)	In 2021, to conserve cash, the annual cash bonus related to non-equity incentive plan compensation for Mr. Nauman was settled with 76,000 DSUs and the annual cash bonuses for Mr. Thrall, Mr. Clark, Mr. Jones, and Mr. McOnie was settled with RSUs in the amounts of 66,000, 44,000, 38,000, and 10,000, respectively. The DSUs and RSUs vested immediately and had fair value of $2.17 per unit. These amounts are reflected in “Share-based Awards”.
(6)	This column includes the grant date fair value of all Options granted by Alexco to the NEOs during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model and determined by reference to the Fair Market Value of Alexco at the date of grant. The weighted average grant date fair values of all options granted during the 2021 financial year were estimated by assuming a risk-free interest rate of 1.20% (2020 - 0.37%; 2019 - 1.75%) per annum, an expected life of options of 4 (2020 - 4; 2019 - 4) years, an expected volatility of 61% (2020 - 66%; 2019 - 67%), an expected forfeiture rate of 3% (2020 - 0.40%; 2019 - 1%) and no expected dividends (2020 - nil; 2019 - nil). The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model. The grant date fair value for the 2021 financial year was Cdn$0.99 (2020 - Cdn$1.90; 2019 - Cdn$0.63) per Option.
(7)	Included in “All Other Compensation” are the amounts paid each year for benefits, as well as RRSP and 401K contributions, vehicle allowances, benefits and parking fees paid by Alexco.
(8)	On September 8, 2020, Mr. Jones commenced employment with the Company as Senior Vice President, Corporate Development.
(9)	On December 31, 2021, Alan McOnie retired as VP, Exploration for Alexco. Mr. McOnie continues to serve as the Corporation’s Qualified Person relating to exploration. As of December 31, 2021, Mr. McOnie is no longer considered an NEO.

Management Information Circular ׀ 22

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of Alexco at December 31, 2021, being the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the NEOs:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(5)
Clynton R. Nauman Chairman and CEO	350,000 700,000(3) 150,000(4) 200,000 385,000 267,000 250,000	2.32 2.07 1.27 1.27 2.61 3.19 2.17	Feb 01, 2022 Jan 29, 2023 Jan 04, 2022 Jan 04, 2024 Dec 13, 2024 Dec 15, 2025 Dec 15, 2026	- 112,000 144,000 192,000 - - 15,000	149,000	332,270	1,012,420
Bradley Thrall President	87,000 474,000(3) 100,000(4) 110,000 275,000 191,000 177,000	2.32 2.07 1.27 1.27 2.61 3.19 2.17	Feb 01, 2022 Jan 29, 2023 Jan 04, 2022 Jan 04, 2024 Dec 13, 2024 Dec 15, 2025 Dec 15, 2026	- 75,840 96,000 105,600 - - 10,620	176,667	393,967	Nil
Michael Clark CFO and Corporate Secretary	60,000 75,000(4) 125,000 220,000 143,000 142,500	2.07 1.27 1.27 2.61 3.19 2.17	Jan 29, 2023 Jan 04, 2022 Jan 04, 2024 Dec 13,2024 Dec 15, 2025 Dec 15, 2026	9,600 72,000 120,000 - - 8,550	140,833	314,058	Nil
Alan McOnie Vice President, Exploration	110,000 50,000 42,000	2.61 3.19 2.17	Dec 13, 2024 Dec 15, 2025 Dec 15, 2026	- - 2,520	35,467	79,091	Nil
Paul Jones Senior Vice President, Corporate Development	50,000 65,000 122,500	3.86 3.19 2.17	Sep 08, 2025 Dec 15, 2025 Dec 15, 2026	- - 7,350	120,500	268,715	Nil

(1)	The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2021, which was $2.23, and the exercise price of the options. This table reflects all amounts in Canadian dollars.
(2)	The “Market or payout value of share-based awards that have not vested” related to RSUs are calculated at the closing price of the Shares on the TSX on December 31, 2021, which was $2.23.
(3)	This stock option amount includes 50% of performance-based options that will vest upon the Company reaching 400 tonnes per day of material being milled through the Keno Hill mill for 30 consecutive days, which ultimately expired unexercised.
(4)	This stock option amount is a performance-based option that will vest upon the Company reaching 400 tonnes per day of material being milled through the Keno Hill mill for 30 consecutive days.
(5)	The “Market or payout value of share-based awards that have vested” related to DSUs are calculated based on the closing price of the Shares on the TSX on December 31, 2021 of $2.23.
Management Information Circular ׀ 23

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2021, for each of the NEOs:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)(3)
Clynton R. Nauman (4) Chairman and CEO	5,000	508,012	164,920(4)
Bradley Thrall (4) President	3,540	328,059	143,220(4)
Michael Clark CFO and Corporate Secretary	2,850	248,409	95,480
Alan McOnie Vice President, Exploration	840	108,630	21,700
Paul Jones SVP, Corporate Development	2,450	110,141	82,460

(1)	The “Option-based awards - Value vested during the year” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2021 of $2.23 and the weighted average exercise price of the vested options.
(2)	The “Share-based awards - Value vested during the year” is calculated on the closing price of the Shares on the TSX on the various RSU, and DSU vesting dates, which have a weighted average share price of $2.59.
(3)	The “Non-equity incentive plan compensation - Value earned during the year” includes cash bonuses awarded that are attributed to the year ended December 31, 2021. For Clynton Nauman, the value of his cash bonus earned during the year was settled by way of issuance of a total of 76,000 DSUs and for Brad Thrall, Michael Clark, Alan McOnie, and Paul Jones the value of their cash bonuses earned during the year was settled by way of issuance of a total of 148,000 RSUs. All equity-based awards are reflected in the year in which they vest.
(4)	This table reflects all amounts in Canadian dollars, while the Summary Compensation Table reports all compensation for Clynton Nauman and Bradley Thrall in US dollars. The exchange rate used to convert the amounts to CDN currency for 2021 was US$1.00 = CDN$1.2537.

Pension Plan Benefits

Alexco does not have any form of pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Employment Contracts with Named Executive Officers

Alexco is party to the following employment agreements (“Executive Employment Agreements”) with the NEOs:

1.	Employment agreement dated effective January 1, 2007 with Clynton Nauman;
2.	Employment agreement dated effective January 1, 2007 with Bradley Thrall;
3.	Employment agreement dated effective December 15, 2014 with Michael Clark; and
4.	Employment agreement dated effective September 8, 2020 with Paul Jones.

Except for the specific duties of each NEO and other than as set forth below, the material provisions of the Executive Employment Agreements are substantially identical. Each Executive Employment Agreement is for an indefinite period unless terminated by either Alexco or the applicable NEO in accordance with the provisions thereof as described below.

As at December 31, 2021 and pursuant to their respective Executive Employment Agreements, Mr. Nauman, Mr. Thrall, Mr. Clark, and Mr. Jones were entitled to annual base salaries, paid semi-monthly, of US$300,000, US$285,000, $285,000, and $245,000, respectively. Such annual base salaries are subject to annual review by Alexco.

Each Executive Employment Agreement may be terminated by Alexco upon the NEO dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or voluntarily by the NEO with three months’ notice to Alexco for Mr. Nauman, Mr. Thrall, and 2 months’ notice to Alexco for Mr. Clark and Mr. Jones. Under each Executive Employment Agreement, in the event of termination by Alexco without just cause or termination by the NEO for non-cured material breach or default of the agreement by Alexco, or in the event of termination by the NEO upon a change of control as further described below, the NEO will be entitled to receive a severance payment equal to all compensation (salary plus annual bonus) paid to the NEO under the agreement for the previous fiscal year multiplied by the applicable multiplying factor (for Mr. Nauman and Mr. Thrall, the multiplying factor is 2.5 and, for Mr. Clark the multiplying factor is 2, and for Mr. Jones the multiplying factor is 1.5), and Alexco shall also continue the NEOs group insurance benefits for 12 months after the date of termination for Mr. Nauman and Mr. Thrall and 6 months for Mr. Clark and Mr. Jones. In the event of termination by Alexco upon a NEO dying or becoming disabled as described above and so long as the NEO receives life insurance or long-term disability benefits under Alexco’s benefit plans, the NEO will be entitled to receive his then-current salary for one year. If the NEO does not receive such benefits, other than for acts of the NEO resulting in lawful denial of such coverage, then the NEO shall be entitled to receive the amounts due in the event of termination without cause. In the event of termination by Alexco for just cause, or voluntary termination by the NEO, the NEO shall not be entitled to receive any incremental payments or benefits.

Management Information Circular ׀ 24

In the event that a change of control (as defined in the Executive Employment Agreements) and described below under “Termination and Change of Control Benefits” occurs, each of the NEOs may terminate his obligations under the agreement by providing one month’s notice in writing to Alexco at any time between the 90th day and the 180th day following the date on which there is a change of control.

If a NEO’s employment with Alexco is terminated, and within two years of such termination for Mr. Nauman and Mr. Thrall, and three years for Mr. Clark and Mr. Jones, the NEO acquires directly or indirectly other than from Alexco or its subsidiaries any present or future interest in any mining claims or properties or mineral interests within 10 kilometres of the external boundaries of any mineral property held by Alexco during the time the NEO was employed by Alexco, the NEO will offer Alexco, in writing, the right to acquire such interest in exchange for reimbursement of his direct or indirect acquisition costs. Alexco shall have 30 days after receipt of such offer to accept the offer and 90 days after receipt of such offer to reimburse such costs.

Termination and Change of Control Benefits

The Executive Employment Agreements provide for payment or benefits in the event of termination of employment (as described above) or a change of control of the Company. As at the date of this Circular, under the Executive Employment Agreements, a “change of control” is deemed to have occurred when:

(a)	at least 50% in fair-market value of all the assets of Alexco are sold; or

(b)	there is a direct or indirect acquisition by a person or group of persons acting jointly or in concert of voting shares of Alexco that when taken together with any voting shares owned directly or indirectly by such person or group of persons at the time of the acquisition, constitutes 50% or more of the outstanding voting shares of Alexco; or

(c)	a majority of the then-incumbent Board’s nominees for election to the Board are not elected at any annual or special meeting of shareholders of Alexco.

In addition, in 2017 the Board approved the following changes to any executive contracts entered into in the future:

(a)	a Change of Control clause will have a double trigger, which requires the “change of control” criteria listed above as well as a material change in the executive’s status or responsibilities. The contract for Paul Jones has a double trigger. The existing contracts for the CEO, CFO and President have single modified triggers which have been grandfathered in.

(b)	employment agreements will not exceed a 2 times multiplier for severance. Currently the CEO and President have a severance provision with a 2.5 times multiplier which has been grandfathered in. The 2.5 times multiplier was adjusted in 2013 from 2 to 2.5 as a result of both the CEO and President agreeing to reduce their salaries by 20%. Furthermore, in 2018 the CEO further reduced his salary by an additional 13.5%.

As at the date of this Circular, each of the Executive Employment Agreements provides that, in the event of a change of control of Alexco, Alexco shall continue to employ and the Executive shall continue to serve Alexco in the same capacity.

For the NEOs employed by Alexco as at December 31, 2021, the following table discloses the estimated incremental amounts payable to each of Mr. Nauman, Mr. Thrall, Mr. Clark and Mr. Jones under a number of termination or change-of-control circumstances, other than termination by Alexco for just cause or voluntary termination by the NEO. Amounts disclosed in the table below assume that a change of control occurred and/or the NEOs employment was terminated on December 31, 2021.

Management Information Circular ׀ 25

	Clynton R. Nauman Chairman and CEO(3)	Bradley Thrall President(3)	Michael Clark CFO and Corporate Secretary	Paul Jones SVP, Corporate Development

Termination without just cause, for unremedied breach or default by Alexco, in connection with a change of control, or in event of non-receipt of benefits upon death or disability (1)

Cash severance payment

Group insurance benefits

Accelerated vesting of equity-based awards(2)

Total

	US$1,101,367 US$38,671 US$1,240,081 US$2,380,119	US$1,020,595 US$28,272 US$426,710 US$1,475,577	$760,960 6,759 391,758 $1,159,477	$491,190 5,982 273,615 $770,787
Termination upon death or disability where benefits due are received: One year salary	US$300,000	US$285,000	$285,000	$245,000

(1)	These figures do not include perquisites and other personal benefits where the aggregate amount of such compensation is less than $50,000.
(2)	Under the Option Plan, in the event of a Change of Control (as defined in the Option Plan), all outstanding Options will immediately vest and be exercisable, and all Options that are not otherwise exercised contemporaneously with the completion of the Change of Control will terminate and expire immediately thereafter. Under the RSU Plan, in the event of a Change of Control (as defined in the RSU Plan) an individual, who has their position, employment or consulting agreement terminated as a result of the Change of Control, or the individual is constructively dismissed within twelve months following the Change of Control, will have all their unvested RSUs vest immediately and be settled. The accelerated vested equity value is calculated on the basis of i) the difference between the closing price of the Shares on the TSX on December 31, 2021 of $2.23 and the weighted average exercise price of the unvested Options, ii) the closing price of the Shares on the TSX on December 31, 2021 of $2.23 multiplied by the number of unvested RSUs, PRSUs and DSUs.
(3)	Amounts for Mr. Nauman and Mr. Thrall are reported in US dollars.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the Shares, assuming a $100 investment in the Shares on January 1, 2017, with the S&P/TSX Composite Index, assuming dividend reinvestment.

Over the five most recently completed financial years, changes in compensation levels for the NEOs have generally been consistent with changes in shareholder value. Compensation for the NEOs also demonstrates the high level of “at risk” or variable compensation that forms part of the total compensation program for Alexco’s executives. The level of compensation paid to the NEOs has been reflective of the significant advancements made at Alexco’s Keno Hill District properties in the Yukon with the significant exploration success realized in the District through 2021 and advances toward recommencing commercial production in the Keno Hill District.

Management Information Circular ׀ 26

Director Compensation

Determination of Director Compensation for 2021

Alexco’s non-executive directors are compensated for their services with an annual fee, as well as by the grant of equity-based incentive awards. Directors are also reimbursed for the cost of individual travel and other ancillary expenses incurred in connection with attending Board and Committee meetings. For the period January 1, 2021 through December 31, 2021, each director (excluding Mr. Nauman, who is an executive director and is compensated as a NEO) received compensation according to the following structure:

Annualized Fees	Amount ($)
Board Member	$36,000
Lead Director	$5,000
Audit Committee Chair	$15,000
Audit Committee Members	$7,500
Other Committee Chairs	$10,000
Other Committee Members	$5,000

In addition to the annualized fees disclosed in the table above, each non-executive director was granted Options and DSUs under Alexco’s Equity Incentive Plans. The value of these grants for 2021 are provided in the table below.

The following table sets forth information concerning fees and other compensation provided for the most recently completed financial year, being the year ended December 31, 2021, to the non-executive directors of Alexco:

Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Terry Krepiakevich	61,000	71,610	65,420	Nil	Nil	Nil	198,030
Rick Van Nieuwenhuyse	51,000	71,610	65,420	Nil	Nil	Nil	188,030
Richard N. Zimmer	63,500	71,610	65,420	Nil	Nil	Nil	200,530
Elaine Sanders	53,500	71,610	65,420	Nil	Nil	Nil	190,530
Karen McMaster	46,000	71,610	65,420	Nil	Nil	Nil	183,030

(1)	This column includes the grant date fair value of DSUs awarded by Alexco to the directors. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were determined by reference to the Fair Market Value of Alexco at the date of grant. The grant date fair value of the award for the 2021 financial year was $2.17 per DSU.
(2)	This column includes the grant date fair value of Options awarded by Alexco to the directors during the financial year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment, and were estimated using the Black-Scholes option pricing model and determined by reference to the Fair Market Value of Alexco at the date of grant. The weighted average grant date fair values of all options granted during the 2021 financial year were estimated by assuming a risk-free interest rate of 1.20% per annum, an expected life of options of 4 years, an expected volatility of 61%, an expected forfeiture rate of 3% and no expected dividends. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across industry as an option valuation model.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the non-executive directors:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Terry Krepiakevich	35,000 75,000 100,000 60,000 30,000 66,000	2.32 2.07 1.27 2.61 3.19 2.17	Feb 01, 2022 Jan 29, 2023 Jan 04, 2024 Dec 13, 2024 Dec 15, 2025 Dec 15, 2026	- 12,000 96,000 - - 3,960	-	-	196,240
Rick Van Nieuwenhuyse	35,000 75,000 100,000 60,000 30,000 66,000	2.32 2.07 1.27 2.61 3.19 2.17	Feb 01, 2022 Jan 29, 2023 Jan 04, 2024 Dec 13, 2024 Dec 15, 2025 Dec 15, 2026	- 12,000 96,000 - - 3,960	-	-	196,240
Richard N. Zimmer	60,000 30,000 66,000	2.61 3.19 2.17	Dec 13, 2024 Dec 15, 2025 Dec 15, 2026	- - 3,960	-	-	196,240
Elaine Sanders	35,000 75,000 100,000 60,000 30,000 66,000	2.32 2.07 1.27 2.61 3.19 2.17	Feb 01, 2022 Jan 29, 2023 Jan 04, 2024 Dec 13, 2024 Dec 15, 2025 Dec 15, 2026	- 12,000 96,000 - - 3,960	-	-	196,240
Karen McMaster	60,000 100,000 60,000 30,000 66,000	1.93 1.27 2.61 3.19 2.17	May 10, 2023 Jan 04, 2024 Dec 13, 2024 Dec 15, 2025 Dec 15, 2026	18,000 96,000 - - 3,960	-	-	196,240

Management Information Circular ׀ 27

(1)	The “Value of unexercised in-the money options” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2021 of $2.23 and the exercise price of the options.
(2)	The “Market or payout value of share-based awards that have not vested” related to DSUs are calculated based on the closing price of the Shares on the TSX on December 31, 2021 of $2.23.
(3)	The “Market or payout value of share-based awards that have vested” related to DSUs are calculated based on the closing price of the Shares on the TSX on December 31, 2021 of $2.23.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of all incentive plan awards that vested or were earned during the most recently completed financial year, being the year ended December 31, 2021, for each of the non-executive directors:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
Terry Krepiakevich	1,320	118,962	Nil
Rick Van Nieuwenhuyse	1,320	118,962	Nil
Richard N. Zimmer	1,320	118,962	Nil
Elaine Sanders	1,320	118,962	Nil
Karen McMaster	1,320	118,962	Nil

(1)	The “Option-based awards - Value vested during the year” is calculated on the basis of the difference between the closing price of the Shares on the TSX on December 31, 2021 of $2.23 and the weighted average exercise price of the vested options.
(2)	The “Share-based awards - Value vested during the year” is calculated on the closing price of the Shares on the TSX on the various RSU and DSU vesting dates, which have a weighted average share price of $2.59.

Director Share Ownership Requirements

During the financial year ended December 31, 2012, the Board implemented a policy requiring each director to own and hold a minimum of 20,000 Shares, including RSUs and DSUs but not including any Shares represented by unexercised stock options, with a period of up to three years provided to acquire such ownership position. As at December 31, 2021 and as at April 21, 2022, all directors met this minimum Share ownership requirement. The following chart illustrates Alexco’s non-executive Directors’ equity ownership as of April 28, 2022

Management Information Circular ׀ 28

Name	Target Ownership	Actual Ownership Controlled (as of December 31, 2021)			Value (as of Dec. 31, 2021)	Meets the Guidelines
	No. of Shares & DSUs	No. of Shares	No. of DSUs	Total
Terry Krepiakevich	20,000	184,678	88,000	272,678	$608,072	Yes
Rick Van Nieuwenhuyse	20,000	7,936	88,000	95,936	$213,937	Yes
Richard N. Zimmer	20,000	165,510	88,000	253,510	$565,327	Yes
Elaine Sanders	20,000	121,649	88,000	209,649	$467,517	Yes
Karen McMaster	20,000	40,171	88,000	128,171	$285,821	Yes

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information with respect to Alexco’s compensation plans under which equity securities are authorized for issuance as of the date of this Circular:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	11,764,185	$2.30	5,153,075
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	11,764,185	$2.30	5,153,075

Equity Incentive Plans

On June 6, 2019, the Corporation’s shareholders approved the stock option plan (the “Option Plan”) and the deferred share unit plan (the “DSU Plan”) and on June 10, 2021, the Corporation’s shareholders approved the restricted share unit incentive plan (the “RSU Plan”), (collectively the “Equity Incentive Plans”). At the Meeting, the shareholders will be asked to pass an ordinary resolution approving all unallocated awards under the Option Plan, such resolution to be substantially in the form set forth in this Circular.

Under the policies of the TSX, all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum amount of securities issuable must be approved every three years after institution by a majority of the Corporation’s directors and shareholders.

Purpose

The purpose of the Equity Incentive Plans is to secure for the Corporation and its Shareholders the benefits inherent in share ownership by directors, officers, employees and service providers of the Corporation and its affiliates who will be largely responsible for the Corporation’s future growth and success, by providing such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation.

The Equity Incentive Plans, together with any other security-based compensation arrangements of the Corporation, collectively provide that the aggregate number of Shares that may be issued or reserved for issuance may not exceed in aggregate 15% of the Corporation’s issued and outstanding Shares from time to time. As of April 21, 2022, there are 8,446,818 Options, 1,100,735 RSUs, which includes 474,500 RSUs tied to performance goals, and 894,000 DSUs issued and outstanding under the Equity Incentive Plans, representing 6.4% of Alexco’s issued and outstanding Share capital. As of April 21, 2022, there is a balance of 828,472 Shares available for future grants under the Option Plan (based on a maximum of 5.7% of the Corporation’s outstanding issue if the Option Plan Resolution is approved at the Meeting), 3,780,997 Shares available for future grants under the RSU Plan (based on a maximum of 3% of the Corporation’s outstanding issue), and 1,181,000 Shares available for future grants under the DSU Plan. In total, the available future grants under the Equity Incentive Plans represent 3.6% of the Corporation’s issued and outstanding share capital as at the date of April 21, 2022.

Management Information Circular ׀ 29

The following are summaries of the material terms of the Equity Incentive Plans and are qualified in its entirety by reference to the specific terms of each of the Option Plan, RSU Plan and DSU Plan. The full text of the Option Plan is attached hereto as Schedule “C”. The full text of the RSU Plan and DSU Plan are included as schedules to the Company’s management information circular dated April 26, 2019 as filed on SEDAR on May 2, 2019, and with respect to the RSU Plan, as amended and described in the Company’s management information circular dated May 3, 2021 and filed on SEDAR on May 3, 2021.

Summary of Option Plan

The Option Plan is a “rolling” plan. Currently the aggregate number of Shares to be issued under the Option Plan shall not exceed 10% of the Corporation’s issued and outstanding Shares from time to time on a non-diluted basis (the “Corporation’s outstanding issue”). At the Meeting, Shareholders will be asked to approve the Option Plan Resolution, pursuant to which the maximum number of Shares to be issued under the Option Plan will be decreased to 5.7% of the Corporation’s outstanding issue. Together with any other security-based compensation arrangements of the Corporation in effect from time to time, the number of Shares reserved for issuance shall not exceed 15% of the Corporation’s outstanding issue from time to time. The Option Plan of the Company is considered an “evergreen” plan under the rules of the TSX, which contains provisions that provide for the replenishment of the number of securities reserved when Options are exercised.

In addition, the aggregate number of Shares that may be issued and issuable under the Option Plan (when combined with all of the Corporation’s other security-based compensation arrangements, as applicable),

(a)	to insiders shall not exceed 10% of the Corporation’s outstanding issue from time to time;

(b)	to insiders within any one-year period shall not exceed 10% of the Corporation’s outstanding issue from time to time; and

(c)	to any one insider and his or her associates or affiliates within any one-year period shall not exceed 5% of the Corporation’s outstanding issue from time to time; and

(d)	to any one participant shall not exceed 5% of the Corporation’s outstanding issue from time to time.

The maximum aggregate grant date fair value (equal to the accounting fair value so determined) of awards under the Option Plan together with the Corporation’s other security-based compensation arrangements, as applicable, to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000 of which, no more than $100,000 may be in the form of stock options.

Option Grants

The Option Plan authorizes the Board, on the recommendation of the Compensation Committee, to grant Options to directors, employees, officers and service providers of Alexco and its subsidiaries.

The number of Shares, the exercise price per Share, the vesting period and any other terms and conditions of options granted pursuant to the Option Plan, from time to time are determined by the Board, on the recommendation of the Compensation Committee, at the time of the grant, subject to the defined parameters of the Option Plan. The date of grant of an Option shall be the date that the grant was approved by the Board.

Exercise Price

The exercise price of any Option cannot be less than the Fair Market Value , provided that, with respect to any Option granted to an optionee who is a U.S. citizen or U.S. resident (as defined in the U.S. Internal Revenue Code of 1986, as amended)(a “U.S. Participant”), the Fair Market Value shall not be less than the closing price of the Shares on the TSX on the last trading day immediately prior to the date of grant.

Option Period and Vesting

Options are exercisable for a period of five years from the date the option is granted or such greater or lesser period as determined by the Board, which period may not exceed ten years. Options may be earlier terminated in the event of death or termination of employment or appointment.

Unless otherwise determined by the Board, Options will vest as to 33 1/3% on each of the first, second, and third anniversary dates of the grant date, assuming that the Option Plan Resolution is approved by the Shareholders at the Meeting.

The maximum grant-date fair value (equal to the accounting fair value determined in respect of option granting for the Corporation’s annual financial reporting purposes) of stock options granted to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $100,000.

Management Information Circular ׀ 30

In the event of a change of control, unless otherwise determined by the Board, (i) all outstanding Options will vest and be exercisable; and (ii) all Options that are not otherwise exercised contemporaneously with the completion of the change of control will terminate and expire immediately thereafter.

Blackout Periods

Pursuant to the Option Plan, when the expiry date of an Option occurs during, or within ten (10) days following, a “blackout period”, the expiry date of such option is deemed to be the date that is ten (10) days following the expiry of such blackout period. Blackout periods are imposed by the Corporation to restrict trading of the Corporation’s securities by directors, officers, employees and certain others who hold Options, in accordance with the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy and similar policies in effect from time to time, in circumstances where material non-public information exists, including where financial statements are being prepared but results have not yet been publicly disclosed. Notwithstanding the foregoing, Options granted to U.S. Participants generally may not be extended beyond their original expiry date.

Cashless Exercise Rights

Cashless exercise rights may also be granted under the Option Plan, at the discretion of the Board on the recommendation of the Compensation Committee, to an optionee in conjunction with, or at any time following the grant of, an Option. Cashless exercise rights under the Option Plan effectively allow an optionee to exercise an Option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise such Option and receive, in lieu thereof, a number of fully paid Shares. The number of Shares issuable on the cashless exercise right is equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate option price of all Shares subject to such option by the Fair Market Value of one Share.

Termination or Death

If an optionee dies while employed by the Corporation, any vested Option held by him or her will be exercisable for a period of 12 months or prior to the expiration of the Options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. Similarly, an incentive stock option held by a U.S. Participant who incurs a permanent disability will be exercisable for a period of 12 months or until the expiration of the Option (whichever is sooner). If an optionee is terminated for cause, no Option will be exercisable following the date of termination unless the Board determines otherwise. If an optionee ceases to be employed or engaged by the Corporation for any reason other than for cause or death, then the vested Options will be exercisable for a period of no more than 3 months or prior to the expiration of the Options (whichever is sooner).

Incentive Stock Options

Options granted to U.S. Participants may be granted as “incentive stock options” or “nonqualified stock options”, as specified by the Corporation in the award agreement. Incentive stock options (“ISOs”) generally do not require payroll or income tax withholding upon exercise and their taxation depends on whether the optionee has met two separate holding periods prior to disposition of the Shares: at least two years from the date of grant and at least one year from the date of exercise. If both holding periods are met, the disposition of Shares will result in the proceeds being taxed at long-term capital gains rates. Options may only be granted as ISOs to the extent that the aggregate Fair Market Value of the Shares as of the date of grant underlying all ISOs that are exercisable for the first time during any calendar year (under the Option Plan and all other plans for the Corporation and any parent or subsidiary) does not exceed US$100,000.

ISOs may not be granted with an exercise price less than 100% of the Fair Market Value of a Share on the date of grant. In addition, any ISO granted to an optionee who is a 10% shareholder may not have an exercise price less than 110% of the Fair Market Value of a Share on the date of grant. All ISOs will terminate no later than ten years after the date of grant (or no later than five years after the date of grant if the optionee is a 10% shareholder).

Transferability

Pursuant to the Option Plan, any awards granted to a participant shall not be transferable except by will or by the laws of descent and distribution.

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Amendments to the Option Plan

The Board may amend, suspend or terminate the Option Plan or any Award granted under the Option Plan without shareholder approval, including, without limiting the generality of the foregoing: (i) changes of a clerical or grammatical nature; (ii) changes to the cashless exercise right provisions; and (iii) any other non-material administrative matter relating to the Option Plan and the Awards granted thereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Corporation’s shares are listed;
(b)	no amendment to the Option Plan or to an Award granted thereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;
(c)	the expiry date of an Option shall not be more than ten (10) years from the date of grant of such Option, provided, however, that at any time the expiry date should be determined to occur either during a blackout period or within ten business days following the expiry of a blackout period, the expiry date of such Option shall be deemed to be the date that is the tenth business day following the expiry of the blackout period;
(d)	the Board of Directors shall obtain shareholder approval of:
(i)	any amendment to the aggregate number of Shares issuable under the Option Plan. Assuming that the Option Plan Resolution will be approved by the Shareholders at the Meeting, this section of the Option Plan will be amended, so that the Board of Directors will only need to obtain shareholder approval of an increase in the maximum number of Shares reserved for issuance pursuant to Option under the Option Plan;
(ii)	any amendment to the limitations on Shares that may be reserved for issuance, or issued, to insiders;
(iii)	any amendment that would reduce the exercise price of an outstanding Option other than pursuant to a declaration of stock dividends of shares or consolidations, subdivisions or reclassification of shares, or otherwise;
(iv)	any amendment that would extend the expiry date of any Option granted under the Option Plan except in the event that such option expires during or within ten (10) business days following the expiry of a blackout period Assuming that the Option Plan Resolution will be approved by the Shareholders at the Meeting, this section of the Option Plan will be amended, so that the Board of Directors will need to obtain shareholder approval if any amendment would extend the expiry date of the Option beyond the original expiry date;
(v)	any amendment to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation;
(vi)	any amendment which would permit options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; and
(vii)	any amendment to the plan amendment provisions.

If the Option Plan is terminated, the provisions of the Option Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award pursuant thereto remain outstanding.

Summary of RSU Plan

The RSU Plan is a “rolling” plan, pursuant to which the aggregate number of Shares to be issued under the RSU Plan shall not exceed 3.0% of the Corporation’s outstanding issue. The RSU Plan of the Company is considered an “evergreen” plan, which contains provisions that provide for the replenishment of the number of securities reserved when RSUs vest.

Eligible RSU Participants and Plan Maximum

Pursuant to the RSU Plan, RSUs may be awarded to any Eligible RSU Participants.

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In addition:

a)	the aggregate number of Shares that may be issued and issuable under the RSU Plan (when combined with all of the Corporation’s other security-based compensation arrangements, as applicable):
(i)	to insiders shall not exceed 10% of the Corporation’s outstanding issue from time to time;
(i)	to insiders within any one-year period shall not exceed 10% of the Corporation’s outstanding issue from time to time;
(ii)	the number of Shares issuable to any one Eligible RSU Participant or other individual pursuant to an RSU award within any one-year period, cannot exceed 1% of the Corporation’s outstanding issue; and
(iii)	the number of Shares issuable to all Eligible RSU Participants pursuant to awards within any one-year period, cannot exceed 2% of the Corporation’s outstanding issue.
b)	the maximum aggregate grant date fair value (equal to the accounting fair value so determined) of Awards under the RSU Plan, together with the Corporation’s other security-based compensation arrangements, as applicable, to any non-employee director in any fiscal year of the Corporation shall not exceed $150,000 excluding any one-time sign-on awards or equity granted in lieu of cash retainers.

RSU Grants and Settlement

The RSU Plan authorizes the Board, on the recommendation of the Compensation Committee, to grant RSUs. The number of Shares, the vesting period and any other terms and conditions of RSUs granted pursuant to the RSU Plan, from time to time are determined by the Board, on the recommendation of the Compensation Committee, at the time of the grant, subject to the defined parameters of the RSU Plan. The date of grant of RSUs shall be, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an RSU award, (ii) the date on which the recipient of an RSU award first becomes eligible to receive an RSU award, or (iii) such other date as may be specified by the Board. The award of RSUs under the RSU Plan may be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms thereof (referred to as PRSUs in the Circular).

The Company utilizes the RSU Plan to award RSUs tied to performance goals (“PRSU”). PRSU awards, vest after three years, and include performance criteria (as determined by the Board) to determine the number of RSUs awarded.

Settlement of RSUs shall be in Shares issued by the Corporation from treasury. The Board shall specify the circumstances in which awards shall be made or forfeited in the event of termination of service by the grantee prior to vesting.

Exercise Period and Vesting

At the time a grant of RSUs is made, the Board may, in its sole discretion, establish an RSU Vesting Period applicable to such RSUs. Each RSU award may be subject to a different RSU Vesting Period. The Board may, in its sole discretion, at the time a grant of RSU is made, prescribe restrictions in addition to or other than the expiration of the RSU Vesting Period, including the satisfaction of certain corporate and/or individual performance objectives, which may be applicable to all or any portion of the RSUs.

Prior to 2022, RSU grants vested over a two year period with 1/3rd vesting immediately and 1/3rd vesting on each of the first and second anniversaries of the date of grant. Effective immediately, all long-term incentive grants for RSUs will vest over a three year period with 1/3rd vesting on each of the first, second, and third anniversaries of the date of grant.

Notwithstanding the foregoing:

(a)	RSUs that vest solely by the passage of time shall not vest in full in less than 2 years from the date of grant, however the policy moving forward will be for vesting to be no less than three years; and

(b)	RSUs for which vesting may be accelerated by achieving performance targets shall not vest in full in less than 6 months from the date of grant.

Upon expiration of the RSU Vesting Period and the satisfaction of any other restrictions prescribed by the Board, RSUs shall vest and shall be settled in Shares issued by the Corporation from treasury and, unless otherwise provided in the award agreement in respect of such RSUs, a share certificate for that number of Shares equal to the number of vested RSUs shall be delivered, to the grantee or the grantee’s beneficiary or estate, as the case may be.

Management Information Circular ׀ 33

At the time a grant of RSUs is made, the Board may in its sole discretion establish a period of time during which the RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of (other than to the grantee’s beneficiary or estate, as the case may be, upon the death of the grantee).

Effective of a Takeover Bid

In the event of a Change of Control (as defined in the RSU Plan) and a grantee who was also an officer or employee of, or consultant to, the Corporation prior to the Change of Control has their position, employment or consulting agreement terminated, or the grantee is constructively dismissed within twelve months following the Change of Control, then all unvested RSU awards shall immediately vest and be settled.

Amendment and Termination of RSU Plan

The Board may suspend or terminate the RSU Plan at any time, or from time to time amend or revise the terms of the RSU Plan or any granted award without the consent of the Eligible RSU Participants provided that such suspension, termination, amendment or revision shall:

(a)	not adversely alter or impair the rights of any Eligible RSU Participant, without the consent of such Eligible RSU Participant except as permitted by the provisions of the RSU Plan;
(b)	be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Corporation, the TSX, or any other regulatory body having authority over the Corporation; and
(c)	be subject to shareholder approval, where required by law or the requirements of the TSX provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Corporation make the following amendments to the RSU Plan:
(i)	any amendment to the vesting provision, if applicable, or assignability provisions of the awards;
(ii)	any amendment regarding the effect of termination of a participant’s employment or engagement;
(iii)	any amendment which accelerates the date on which any RSU may vest under the RSU Plan;
(iv)	any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body;
(v)	any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the RSU Plan, correct or supplement any provision of the RSU Plan that is inconsistent with any other provision of the RSU Plan, correct any grammatical or typographical errors or amend the definitions in the RSU Plan;
(vi)	any amendment regarding the administration of the RSU Plan;
(vii)	any amendment to add provisions permitting the grant of awards settled otherwise than with Shares issued from treasury, a form of financial assistance or clawback; and
(viii)	any other amendment that does not require the approval of the shareholders of the Corporation under subparagraph (b) above.

Notwithstanding the foregoing, the Board shall not adopt any of the following amendments without having obtained shareholder approval thereof:

(a)	any amendment to the number of Shares available for issuance;
(b)	amendments to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; and
(c)	amendments to the amendment provisions of the RSU Plan.

Termination of Service

Unless the Board otherwise provides in an award agreement or in writing after the award agreement is issued, subject to prior TSX approval, upon the termination of a grantee’s service, any RSUs granted to such grantee that have not vested and will not vest within 30 days from the date of termination, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of RSUs, the grantee shall have no further rights with respect to such award, including but not limited to any right to receive dividends with respect to the RSUs.

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Summary of DSU Plan

The DSU Plan is a “fixed” plan, pursuant to which the maximum aggregate number of Shares that may be issued is 2,100,000 Shares.

Eligible DSU Participants and Plan Maximum

Pursuant to the DSU Plan, deferred share units (“DSUs”) may be awarded to any director of the Corporation designated by the Compensation Committee (each a “DSU Participant”). In addition:

(a)	the maximum number of DSUs which may be awarded under the DSU Plan shall be 2,100,000 or such greater number as may be approved from time to time by an ordinary resolution of the shareholders of the Corporation and the TSX;

(b)	the maximum number of Shares reserved for issuance under the DSU Plan shall be 2,100,000 or such greater number as may be approved from time to time by an ordinary resolution of the shareholders of the Corporation and the TSX; and

(c)	the maximum aggregate grant date fair value (equal to the accounting fair value so determined) of Awards under the DSU Plan, together with the Corporation’s other security-based compensation arrangements, as applicable, to any non-employee director in any fiscal year of the Corporation shall not exceed $150,000 excluding any one-time sign-on awards or equity granted in lieu of cash retainers.

DSU Grants and Settlement

The DSU Plan authorizes the Board, on the recommendation of the Compensation Committee, to award DSUs to Directors, in such number and effective as of such date as the Board may determine. The Board shall base its decision to award DSUs to DSU Participants on such criteria as the Board or Committee may determine, provided that such criteria and the award shall, in any event, relate to services performed or to be performed by the DSU Participant as a Director of the Corporation.

Each DSU Participant shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date on which DSU Participant ceases to be a director of the Corporation and all Affiliates, including in the event of the death of the Participant (the “Termination Date”) and ending on the 90th day following the Termination Date by providing a written notice of redemption to the Corporation in the form prescribed in the DSU Plan. In the event of the death of a DSU Participant, the notice of redemption shall be filed by the administrator or liquidator of the estate of the DSU Participant.

The Board shall determine in its sole discretion whether such redemption shall be settled by:

(a)	a cash payment equal to the number of DSUs credited to the DSU Participant’s account as of the Termination Date multiplied by the Share Price (as defined below) on the Termination Date;

(b)	Shares purchased on the DSU Participant’s behalf on the open market or Shares issued from treasury; or

(c)	a percentage of the number of DSUs paid out in cash and the remaining percentage of the DSUs paid out as Shares either purchased on the DSU Participant’s behalf on the open market or Shares issued from treasury.

For the purposes of the DSU Plan, the “Share Price” means the volume weighted average trading price of the Corporation’s Shares on the TSX for the five (5) consecutive trading days immediately preceding either (a) the Termination Date in respect of redemption by non-U.S. DSU Participants or (b) the date of the expiration of the six-month period referenced in Section 20 of the DSU Plan in respect of redemption by “U.S. Eligible Participants” (as defined in the DSU Plan) or the date of death, as applicable, or in the event such Shares are not traded on the TSX or other recognized stock exchange, the fair market value of such Shares as determined by the Compensation Committee acting in good faith.

DSU Plan Amendment and Termination

The Board may decide to discontinue granting awards under the DSU Plan at any time in which case no further DSUs shall be awarded or credited. Any DSUs which remain outstanding in a DSU Participant’s account at that time shall continue to be dealt with according to the terms of the DSU Plan. The DSU Plan shall terminate when all payments owing pursuant to the DSU Plan have been made and all DSUs have been cancelled in all DSU Participants’ accounts.

Management Information Circular ׀ 35

The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	amendments to the termination provisions of the DSU Plan;

(b)	amendments necessary or advisable because of any change in applicable securities laws;

(c)	amendments to Section 4 relating to the administration of the DSU Plan; and

(d)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX, including amendments of a “clerical” or “housekeeping” nature.

In addition:

(a)	any amendment shall not alter the terms or conditions of any DSU or impair any right of any holder of DSUs pursuant to any DSU granted prior to such amendment;

(b)	no amendment shall be made which prevents the DSU Plan from continuously meeting the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) or any successor provision thereto;

(c)	notwithstanding the foregoing, the Board shall not adopt any of the following amendments without having obtained shareholder approval thereof:

(i)	any amendment to the number of Shares available for issuance;
(ii)	amendments to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation; and
(iii)	amendments to the amendment provisions of the DSU Plan.

As of April 21, 2022, there are 8,446,818 Options, 1,100,735 RSUs, which includes 474,500 RSUs tied to performance goals, and 894,000 DSUs issued and outstanding under the Equity Incentive Plans, representing 6.4% of Alexco’s issued and outstanding Share capital.

Burn Rate

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company Manual, of each of the Corporation’s security-based compensation arrangements for the three most recently completed financial years:

Management Information Circular ׀ 36

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Equity Incentive Plan by the weighted average number of securities outstanding for the applicable fiscal year.

(2)	The annual burn in 2021 includes 266,500 RSUs and 76,000 DSUs issued as settlement of annual cash bonuses.

(3)	In December 2019 the Company elected to accelerate the date of annual equity grants to the month of December, which in previous years was completed in the month of January (of the following year). The result is that there were effectively two equity grants to the Board and management during 2019; one in January 2019 and one in December 2019. The burn rate attributable to the January 2019 equity grants is 2.2% and the burn rate attributable to the December 2019 equity grants is 2.3% for a combined total of 4.5%. For 2020 onwards, the Corporation now only makes equity grants determinations, if any, in December of each year.
(4)	The annual burn rate for 2021 was comprised of grants of Options, RSUs and DSUs in the following amounts of 1.34%, 1.03%, and 0.25% (2020 - 1.55%, 0.27%, 0.21%; 2019 - 3.55%, 0.75%, 0.25%), respectively.

Corporate Governance Practices

TSX listed companies are required to describe, on an annual basis, their practices and policies with regards to corporate governance by way of a corporate governance statement contained in Alexco’s annual report or Circular. Disclosure is required pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, and corporate governance guidelines are contained in National Policy 58-201 Corporate Governance Guidelines. Alexco has reviewed its own corporate governance practices in light of these policies and continues to do so on a regular basis. Typically, Alexco’s practices comply with the guidelines; however, in certain cases the Board considers that some of the guidelines are not suitable for Alexco at its current stage of operations and therefore these guidelines may not have not been adopted.

Sustainability - Environmental, Social, and Governance (“ESG”)

From its inception in 2006, Alexco has been committed to excellence and innovation in ESG related practices. At a broader level, the very nature of Alexco’s business, which includes a combination of three unique areas being 1) the ongoing clean up of the historic liabilities at Keno Hill district, 2) the ongoing exploration at Keno Hill, and 3) the mining operations at Keno Hill, exemplifies the overall commitment of the Company to various ESG values. At an operations level, Alexco seeks to ensure in all three domains that its activities support its principles and values of a) safeguarding the health and safety of the workers and communities where it operates, b) minimizing the impact of its activities on the ecosystem, while respecting the conditions of the natural environment, c) safeguarding Alexco’s operations and assets, and d) ensuring that ongoing systems, practices and operations are undertaken within an overarching sphere comprised of strong corporate governance practices.

Alexco is working in the traditional territory of First Nation Na-Cho Nyäk Dun (“FNNND”). Since 2008 Alexco has worked collaboratively with FNNND and the FNNND Development Corporation, consulting on all of our activities that affect the environment and their cultural interests, and working with FNNND companies and partners.

In 2020, Alexco expanded its ESG initiatives further with the formal creation of a Management ESG Committee (the “ESG Committee”), which has direct and regular reporting obligations to the Board. The ESG Committee’s role is to further develop the Company’s sustainability strategy, document sustainability values, and identify short, mid-term, and long-term ESG focused priorities and initiatives. The ESG Committee meets regularly and keeps apprised of ongoing initiatives within the ESG space, an industry that is quickly and continuously evolving. Furthermore, the ESG Committee seeks ideas, plans, and ESG tools from others internally and externally to ensure creativity and that its approach to ESG is suitable for a company of this nature and size.

In 2021, Alexco continued to work on development of the sustainability and ESG framework. A detailed materiality assessment was completed, and the values identified were then reflected in a corporate statement of commitment to sustainability as follows “Alexco is building a mining company founded on the values of respect for the land and people, delivering value to our stakeholders, reclaiming the liabilities from the past and planning for the future, while respecting the rich heritage from those who came before us in this District”. In addition, work commenced on case studies of existing good practices in water quality, tailings management, mine reclamation, and the environment and socio-economic impact. With mining operations continuing to ramp up, we have developed practices to track data key ESG metrics such as energy consumption, GHG emissions, and water use, that can be reported on once in full production.

Board Independence and Participation of Directors in Other Reporting Issuers

Alexco’s Board currently consists of six directors, five of whom are independent as at the date of this Circular based upon the tests for independence set forth in NI 52-110. Each of Elaine Sanders, Karen McMaster, Richard N. Zimmer, Rick Van Nieuwenhuyse and Terry Krepiakevich are independent directors. Clynton Nauman is not independent as he is the Chairman and Chief Executive Officer of Alexco. As a result of Mr. Nauman’s role as Chairman and CEO of Alexco, the Board appointed Mr. Zimmer, who is an independent director, as the Lead Director of Alexco.

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The independent directors exercise their responsibilities for independent oversight of management through their position of parity on the Board. The Board follows a practice of having the non-executive directors meet in camera, without management being in attendance, as a standing agenda item for every Board meeting. Also, to further facilitate open and candid discussion among its independent directors, and to facilitate the Board’s exercise of independent judgment in carrying out its responsibilities, the Board encourages Alexco’s independent directors to meet at any time they consider necessary without any members of management or non-independent directors being present. Alexco’s auditors, legal counsel and employees may also be invited to attend meetings. In addition, a standing agenda item for every meeting of the Audit Committee, which is composed entirely of independent directors, is for the Committee to meet with Alexco’s auditors in camera, without management being in attendance. The Audit Committee held five in-camera meetings with its auditors since January 1, 2021.

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Board Skills Matrix

Provided below is an overview of the top three skills that each Board member brings to Alexco:

Skills	Clynton R. Nauman	Elaine Sanders	Karen McMaster	Richard N. Zimmer	Rick Van Nieuwenhuyse	Terry Krepiakevich
Mining Operations	●			●		
Exploration/Geology	●			●	●	
Environmental / Health / Safety / Sustainability / Social Economic	●		●			
Finance / Banking / Treasury		●				●
Mergers & Acquisitions						●
Accounting / Financial Audit		●				●
Governance		●				
Legal			●			
Project Management				●	●	
Strategic Planning			●		●

Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Schedule “A” hereto. The role of the Board is to supervise management and to approve major and strategic decisions. The Board relies on management for periodic reports, and to provide the support and information necessary to enable the Board to fulfil its obligations effectively. Major matters are to be analysed in reports prepared by management and submitted to the Board for its approval. All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.

The Company has established measures for its stakeholders to provide feedback to the Board. Stakeholders may contact the Company Ethics Officer or the Chair of the Audit Committee, who can provide stakeholders with direct contact to the independent directors of the Company.

The Board meets on a regular basis to plan for the strategic growth of Alexco. Throughout the year the Board identifies risks and oversees the implementation of appropriate systems to manage these risks. In addition, the Board monitors and provides guidance to senior management, ensures timely disclosure of material transactions, and reviews and, if thought fit, approves opportunities as presented by management. The frequency of Board meetings as well as the nature of agenda items, changes depending upon the state of Alexco’s affairs and in light of opportunities or risks. When necessary and appropriate, actions may be approved and adopted by the Board by way of written resolutions.

Management Information Circular ׀ 39

Board Chair and Lead Director

The Chair of the Board is held by Mr. Nauman. As previously mentioned, as a result of Mr. Nauman not being an independent director, Mr. Zimmer, who is considered an independent director, was appointed Lead Director of Alexco. Under written terms of reference adopted by the Board, the Chair, or Lead Director when the Chair is not independent, acts as the effective leader of the Board and ensures it carries out its responsibilities effectively, efficiently and independently of management and in the long-term best interests of Alexco. The Lead Director acts as a liaison between management and the Board and as the primary representative and spokesperson for the Board, and promotes effective relations with Shareholders, other stakeholders and the public. The Lead Director provides leadership to and, with the N&CG Committee, assists the Board in understanding and meeting its obligations and responsibilities, including those relating to the Mandate of the Board and other corporate governance matters, and in assessing the Board’s success in meeting its obligations. The Lead Director, together with the N&CG Committee and Compensation Committee, is also responsible for overseeing the performance of the CEO and senior management and leading the Board’s review of the CEO’s performance. The Lead Director also provides leadership to, and acts as a sounding board and advisor to the CEO.

Position Descriptions

The Board has developed a written position description for the Chair, or the Lead Director when the Chair is not independent, of the Board. The Board has also developed general terms of reference for Committees which include descriptions of roles and responsibilities for the chairs of the Committees. The Board has developed a written position description for the Chief Executive Officer.

Board Committees

In addition to its Audit, Compensation and N&CG Committees, Alexco has an EHS&T Committee, which, under the supervision of the Board, has overall responsibility for developing and monitoring standards for ensuring a safe and healthy work environment and the protection of the environment and for reviewing Alexco’s technical work.

The Audit Committee is comprised of three independent Board members, including Terry Krepiakevich (Chair), Elaine Sanders and Richard N. Zimmer.

The N&CG Committee is comprised of three independent Board members, including Rick Van Nieuwenhuyse (Chair), Karen McMaster, and Terry Krepiakevich.

The Compensation Committee is comprised of three independent Board members, including Elaine Sanders (Chair), Terry Krepiakevich and Richard N. Zimmer.

The EHS&T Committee is comprised of three independent Board members, including Richard N. Zimmer (Chair), Rick Van Nieuwenhuyse, and Karen McMaster.

All Committees are accountable to the full Board.

Assessments

The Board, on at least an annual basis, reviews the performance and effectiveness of the Board, its Committees and individual directors. The N&CG Committee is responsible for assessing on at least an annual basis the overall effectiveness of the Board as a whole, each of the Committees (other than the N&CG Committee itself, which is evaluated by the full Board), the Chair of the Board and individual directors. Each Committee is requested to complete a self-assessment of its performance, and formal surveys are conducted with each of the individual directors. As part of the assessments, the Board or the individual Committee may review their respective mandate or charter and conduct reviews of applicable corporate policies. The N&CG Committee reports the results of its assessments to the full Board, which report the Board takes into consideration when completing its overall performance and effectiveness reviews. In addition, the Lead Director of the Board conducts a one-on-one session with each director to seek candid feedback regarding other Board members, Board performance and any concerns or issues the director may have, and presents a summary of findings to the Board as a whole.

Orientation and Continuing Education

Alexco provides a host of opportunities for ongoing education and development for Board members. Guest speakers are invited to present at Board and Committee meetings to ensure members are apprised of current affairs in the industry. Board members are also encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit Alexco’s properties. Board members have full access to Alexco’s records. Advisors are invited to attend Board meetings as appropriate to make presentations and answer questions from time to time. As noted previously in the Circular, various committees such as the Compensation Committee formally retain consultants to help guide their work.

Management Information Circular ׀ 40

During the year, Alexco had the following presentations:

Presentation Topic	Presenter	Directors Present
Hedging Strategy	Auramet Trading	Board of Directors
Insurance Update	Hub International Insurance	Audit Committee
Executive and Director Compensation	Global Governance Advisors	Compensation Committee

The N&CG Committee is responsible, among other things, for determining appropriate orientation programs for new Board members. New Board members are provided with:

1.	Information respecting the functioning of the Board and Committees, including a copy of Alexco’s Corporate Governance Manual;
2.	Access to recent publicly filed documents of Alexco;
3.	Access to Alexco’s management, auditors and technical consultants; and
4.	Further information as deemed appropriate and desirable by the N&CG Committee on a case-by-case basis.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of Alexco and to meet responsibilities to Shareholders. The Board has adopted a written code of business conduct and ethics (the “Code”), which is applicable to all of Alexco’s directors, officers and employees and which may be viewed by visiting Alexco’s web site at www.alexcoresource.com as well as under Alexco’s profile on SEDAR at www.sedar.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify the Chair of the Audit Committee or Alexco’s Ethics Officer. All employees, officers and directors are required to confirm in writing annually adherence to the Code. No material change report filed since the beginning of Alexco’s most recently completed financial year pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The N&CG Committee is responsible (among other things) for overseeing the procedure for monitoring directors’ responsibility and diligence and for determining the independence of directors. Under the Code, as well as under terms of reference for directors that have been developed by the Board, directors are required to exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest. In addition, Alexco requires that directors who have a material interest declare that interest to the Board and, where applicable, the Committees as well.

Nomination of Directors

Alexco’s N&CG Committee is comprised solely of directors who are considered independent under the tests prescribed by NI 52-110, and is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its Committees. The N&CG Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives from industries relevant to the business of Alexco are consulted for possible candidates, and search firms may be retained to the extent the Committee considers appropriate.

Compensation

The determination of compensation for Alexco’s officers and directors is the responsibility of the Board, taking into consideration the recommendations of Alexco’s Compensation Committee. All of the members of the Compensation Committee must be independent under the tests prescribed by NI 52-110. For further information regarding the process by which compensation is determined for Alexco’s officers and directors, refer to the Compensation Discussion and Analysis section commencing on page 15, and particularly the sub-heading Role of Compensation Committee.

Director Term Limits and Other Mechanisms of Board Renewal

Alexco has not adopted term limits for its directors or other formal mechanisms for Board renewal. The N&CG Committee, on an annual basis, reviews the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors or other adjustments as appropriate.

The N&CG Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of Alexco’s projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of Alexco.

Management Information Circular ׀ 41

Policies Regarding the Representation of Women on the Board

The Board has adopted a diversity policy (the “Diversity Policy”) which recognizes and embraces the benefits of having a diverse Board and executive team, including but not limited to gender diversity. The Board believes gender diversity is a significant aspect of diversity and acknowledges the role that women play in contributing to diversity of perspective in the boardroom.

The objective of the Diversity Policy, as it relates to women on the Board, is to ensure that gender diversity is taken into account when reviewing board composition and that there is a required identification of female candidates embedded in the director nomination and executive level appointment process of the N&CG Committee.

Selection of female candidates to join the Board or the executive team will be, in part, dependent on the pool of female candidates with the requisite skills, knowledge and experience. The ultimate decision will be based on merit and the contribution the chosen candidate will bring to the Company.

In order to promote the specific objective of gender diversity, the selection process for Board and senior executive appointments must involve the following steps (including where the Company engages an external recruitment agency to identify and assess candidates):

•	a short-list identifying potential candidates for the appointment which must include at least 50% qualified female candidates; and
•	if, at the end of the selection process, a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination.

The Company targets to maintain a Board in which at least 25% of the Board is represented by female directors. At the date of this Circular, the Board consists of 6 Directors, of which 2 Directors are female, representing 33% female representation on the Board.

On an annual basis, the N&CG Committee assesses the effectiveness of Alexco’s performance in meeting the objectives outlined in the Diversity Policy by a review of our progress in increasing diversity amongst management and on the Board, by the percentage of female candidates identified during the process to fill any vacancies in management or on the Board and the percentage of female candidates. The Board has oversight of any diversity initiative implemented by management and will monitor measurable goals for achieving the objectives established for the initiative.

Representation of Women in the Director Identification and Selection Process

Selection of female candidates to join the Board will be, in part, dependent on the pool of female candidates with the necessary skills, knowledge and experience. The consideration of potential candidates for appointments must include at least 50% qualified female candidates. If, at the end of the selection process a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination, which will advance the Company’s commitment to diversity.

Representation of Women in Executive Officer Appointments

Alexco’s views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. The consideration of potential candidates for appointments must include at least 50% qualified female candidates. If, at the end of the selection process a female candidate is not selected, the Board must be satisfied that there are objective reasons to support its determination, which will advance the Company’s commitment to diversity.

Management Information Circular ׀ 42

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

Although Alexco has adopted specific targets for women on the Board, it has not adopted specific targets for women in executive positions (roles including and above vice president). Alexco has had female leadership in executive positions and as part of Alexco’s desire to facilitate gender diversity in management and leadership roles, Alexco also:

•	considers policies which address impediments to gender diversity in the workplace and review their availability and utilisation;
•	regularly reviews the proportion of women at all levels of the Company;
•	monitors the effectiveness of, and continue to expand on, existing initiatives designed to identify, support and develop talented women with leadership potential; and
•	continues to identify new ways to entrench diversity as a cultural priority across the organisation.

Number of Women on the Board and in Executive Officer Positions

As of the Record Date, two of six (33%) directors of Alexco are female and one of seven (14%) executives of Alexco are female. See also “Policies Regarding the Representation of Women on the Board” above.

Majority Voting Policy

See “Election of Directors - Majority Voting Policy”.

Cyber Security Policy

In 2021, Alexco continued to encourage and facilitate remote working arrangements wherever possible. As a result, the risk of external cyber security threats has potentially increased, and the Company has a Cyber Security Policy to help preserve the security of the Company’s data and information technology (“IT”) and infrastructure. This policy applies to all Alexco full-time and part-time employees, to its directors, independent contractors, consultants, vendors, suppliers, agents and any and all users of Alexco’s IT resources and infrastructure (the “Users”). The policy has been communicated to all Users and has been made available through the corporate website.

Interlocking Directorships

As of December 31, 2021, there are no interlocking directorships.

Audit Committee Information

Detailed information with respect to Alexco’s Audit Committee is contained under the heading “Audit Committee Information” in Alexco’s Annual Information Form dated March 21, 2022 for the year ended December 31, 2021 filed under Alexco’s profile on SEDAR at www.sedar.com.

Management Information Circular ׀ 43

Other Information

Indebtedness to Corporation of Directors and Officers

As at April 21, 2022, other than routine indebtedness, there was no indebtedness outstanding of any current or former director, executive officer or employee of Alexco or its subsidiaries which is owing to Alexco or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Alexco or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of Alexco, no proposed nominee for election as a director of Alexco and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to Alexco or its subsidiaries; or
(ii)	is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Alexco or its subsidiaries, in relation to a securities purchase program or other program.

Management Contracts

No management functions of Alexco are performed to any substantial degree by a person other than the directors or executive officers of Alexco.

Interest of Certain Persons or Companies in Matters To Be Acted Upon

Except as otherwise disclosed, to the knowledge of Alexco, no director or executive officer since the commencement of Alexco’s last completed fiscal year, proposed nominee of management for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors, the approval of the amendments to the Option Plan as contemplated under “Particulars of Matters to be Voted upon - Approval of Amendments to Corporation’s Option Plan”, and the approval of unallocated Awards under the Option Plan as contemplated under “Particulars of Matters to be Voted upon - Approval of Unallocated Awards under the Corporation’s Option Plan”.

Interest of Informed Persons in Material Transactions

No informed person, officer or proposed director and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Alexco’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect Alexco or any of its subsidiaries.

Additional Information

Financial information is provided in Alexco’s comparative financial statements and MD&A for its most recently completed financial year. Additional information relating to Alexco, including audited comparative financial statements, MD&A, annual information form and US Form 40-F for its most recently completed financial year, is on Alexco’s web site at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact Alexco at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9 to request, free of charge, hard copies of Alexco’s audited financial statements and MD&A.

DATED as of this 28th day of April, 2022.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, Chairman and Chief Executive Officer

Management Information Circular ׀ 44

Schedule “A”
MANDATE OF THE BOARD OF DIRECTORS

GENERAL

This Mandate identifies the specific responsibilities of the Board of Directors of the Company (the ”Board”). The Board is responsible for the stewardship of the Company and oversees the management of the business and affairs of the Company to maximize long term financial strength and shareholder value. The Board also sets and oversees policies and standards, including corporate governance principles and guidelines, which promote the integrity of the Company and its officers and employees, and protect the interests of shareholders. The Board may discharge certain of its responsibilities identified in this Mandate by delegating certain duties to committees of the Board and management. The specific duties delegated to each such committee are outlined in the respective charter for each committee.

COMPOSITION

The Chair of the Board should be “independent” as defined in National Instrument 52-110 - Audit Committees. Where this is not appropriate, an independent director should be appointed to act as “lead director”. The Chair, or lead director if the Chair is not independent, shall act as the effective leader of the Board and shall be responsible to ensure that the Board executes this Mandate effectively, efficiently, and independently of management. Upon resignation of a member of the Board, such vacancy shall be filled by appointment by the Board, taking into consideration the recommendation(s) of the Nominating & Corporate Governance Committee, as soon as practical.

RESPONSIBILITIES

Leadership and Integrity

To promote leadership and integrity throughout the Company, the Board, with the assistance of the committees as appropriate, selects senior management, directors, officers and advisors who the Board believes will conduct themselves with utmost integrity and will comply with the Board’s directions and policies and applicable laws and regulations. The Board, with the assistance of the Nominating & Corporate Governance Committee, determines the number of directors, nominates a majority of directors who are independent of management and who have appropriate skills and experience in order to create an effective Board, and selects a director who is independent of management to serve as chair (or lead director) of the Board.

On at least an annual basis, through the appropriate committees, the Board reviews the ongoing performance of management, directors and officers and committees of the Board. To the extent feasible, whilst conducting such reviews, the applicable committees also satisfy themselves as to the integrity of the Chief Executive Officer (“CEO”) and other executive officers of the Company and evaluate the extent to which the CEO and other executive officers of the Company create a culture of integrity throughout the Company. In addition, each of the independent members of the committees meet from time to time as necessary, and the independent members of the Board meet at least annually separately from other members of the Board and management, in order to help ensure that the interests of the Company and its shareholders can be considered independently of any contribution from non-independent members of the Board and management.

Strategic Planning

The Board, in consultation with management, annually reviews and approves the strategic direction for the Company and the process for implementing the plan. The Board provides direction to the CEO and other senior management to ensure the strategic direction set by the Board is followed. The Board receives reports of management on a regular basis throughout the year on the current and proposed operations of the Company and reviews the opportunities of the Company and assesses risks to which the Company is exposed so that the direction can be adjusted where required. At each Board meeting, recent developments that may impact the Company’s strategic direction are reviewed and revisions to the direction and operations are made as required. The Board reviews the human and corporate resources required to achieve the goals of the strategic direction and approves the Company’s annual capital and operating plans, material equity and debt financing, material contracts and material acquisitions and divestitures. All such plans and reports may be orally presented to the Board or may be in written form if so required by the Board.

Dealing with Risks

The Board, on at least an annual basis and in participation with management, reviews and identifies what it perceives to be the principal risks to the Company and reviews management’s plans for monitoring and managing those risks. The Board shall instruct management to assist the Board in identifying risks and to promptly alert the Board when a risk has materialized and to implement and monitor appropriate procedures and systems in accordance with normal industry practice and applicable laws and regulations. The Board also reviews the systems in place for managing the risks, including insurance coverage, to determine the adequacy of such risk management systems. The Board may from time to time appoint committees or advisors to assist in assessing different risks.

Management Information Circular ׀ 45

Succession Planning and Performance Reviews

The Board, through the Nominating & Corporate Governance Committee, annually identifies the key individuals of the Company and, in consultation with management, determines how best to replace such individuals should the need arise. The Board’s policy is to select individuals who have the required expertise and therefore would require minimal training in order to assume their role with the Company. The CEO is assigned the responsibility of ensuring the new person is informed of the Company’s policies and practices and would be instructed to arrange additional training if required.

The CEO has primary responsibility for supervising, reviewing and reporting to the Board, through the Compensation Committee, on the performance of other senior management. The Board also reviews on an annual basis the performance of the CEO against the performance criteria established from time to time.

Communication

The Code of Business Conduct and Ethics governs communication with shareholders and others and reflects the Company’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company’s relationship with its shareholders.

The Company has established measures for its stakeholders to provide feedback to the Board. Stakeholders may contact the Company Ethics Officer or the Chair of the Audit Committee, who can provide stakeholders with direct contact to the independent directors of the Company. Please refer to the Code of Business Conduct and Ethics for the contact information of the Company Ethics Officer and the Chair of the Audit Committee.

Internal Controls and Management Information Systems

The effectiveness of the Board and the success of the Company are tied to the effectiveness and integrity of the Company’s internal control and management information systems. To maintain the effectiveness and integrity of the Company’s financial controls, the Board, through the Audit Committee and the oversight of the Company’s auditors, oversees the implementation and monitoring of internal control and management information systems, takes an active role in overseeing the operations of the Company and assesses information provided by management.

Corporate Governance Principles and Guidelines

The Board has appointed the Nominating & Corporate Governance Committee which is composed solely of independent directors and which has overall responsibility for developing the Company’s approach to corporate governance. In particular, the Committee is responsible for reviewing legal requirements and trends regarding corporate governance, reviewing the Company’s corporate governance policies, practice and compliance, and monitoring and assessing the functioning of the Board and committees of the Board. The Board has adopted the Company’s Code of Business Conduct and Ethics which sets forth guiding principles for the business operations of the Company. Subject to committee delegation, the Board is responsible for monitoring the Code of Business Conduct and Ethics. Waivers from the Code of Business Conduct and Ethics for the benefit of the directors or executive officers of the Company may be granted only by the Board.

Expectations and Responsibilities of Directors

The Board has adopted Terms of Reference for Directors which set forth the expectations and responsibilities of individual directors. The Terms of Reference for Directors prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations and advise the Chair of all directorships or other positions held in public and non-public companies, regularly attend and prepare for Board and committee meetings and comply with all applicable laws and regulations, and policies and guidelines established for the Company.

Orientation and Continuing Education

The Board will ensure that all new incoming directors receive a comprehensive orientation such that all new directors fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that the Company expects from its directors). The Board will ensure that all new directors understand the nature and operation of the Company’s business. The Board will provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.

Management Information Circular ׀ 46

SPECIFIC DUTIES AND TASKS

In addition to the above responsibilities, the Board’s mandate includes the following duties and tasks:

1.	Reviewing and approving any proposed changes to the Company’s notice of articles or articles.
2.	Taking responsibility for, and appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, and acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.
3.	Approving payment of distributions to shareholders.
4.	Approving any offerings, issuances or repurchases of share capital or other securities.
5.	Approving the establishment of credit facilities and any other long-term commitments.
6.	Developing clear position descriptions or terms of reference for the Chair of the Board, the Chair of each Board committee and the CEO (which includes delineating management’s responsibilities).
7.	Developing or approving the corporate goals and objectives that the CEO is responsible for meeting.
8.	Selecting and appointing the CEO, the President and the Chief Financial Officer (“CFO”), evaluation of and (if necessary) termination of the CEO, the President and the CFO, and approving the hiring of any other senior executive or appointment of any corporate officer.
9.	Succession planning and other human resource issues.
10.	Approving the compensation of the senior executive officers, including performance bonus plans and stock options (if any).
11.	Adopting a strategic planning process, approving the strategic direction on at least an annual basis, and monitoring performance against such strategic direction.
12.	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.
13.	Reviewing policies and procedures to identify business risks, identifying the principal business risks and ensuring that systems and actions are in place to monitor them.
14.	Reviewing policies and processes to ensure that the Company’s internal control and management information systems are operating properly.
15.	Approving the financial statements, MD&A and other continuous disclosure requirements in accordance with applicable laws, and making a recommendation to shareholders for the appointment of auditors.
16.	Approving the Company’s Code of Business Conduct and Ethics, and other codes, mandates and policies, and monitoring their effectiveness and application.
17.	Assessing the contribution of the Board, committees and individual directors annually, and planning for succession of the Board and senior management.
18.	To the extent feasible, attending each meeting of the Board.
19.	To the extent feasible, reviewing the applicable meeting materials in advance of each meeting of the Board.
20.	Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines specifically tailored to the Company and in accordance with all applicable laws and regulations, including any stock exchange upon which the Company’s securities are traded.
Management Information Circular ׀ 47

BOARD MEETING PROCESS

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

Responsibility for Convening

Regular meetings of the directors may be called and held at such time and at such place as the Board may by resolution from time to time determine. Any director may call a meeting of the Board at any time.

Notice of Meeting

The Chair (or his or her delegate) of the Board shall arrange to provide notice of the time and place of every meeting in writing (including by email or facsimile) to each director at least 24 hours prior to the time fixed for such meeting, provided, however, that a director may in any manner waive a notice of a meeting. Attendance of a director at a meeting constitutes a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The Chair will also attempt to ensure that an agenda for the meeting and all required materials for review by the members of each committee are delivered to the members with sufficient time for their review.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of directors as the Board may from time to time determine according to the articles of the Company.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution. A member of the Board will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

Minutes of Board Meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at in a timely manner after such meeting. Minutes of the meetings of each of the committees meetings will be made available to each Board member.

Meetings of Independent Directors

The independent directors on the Board should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Effective date

Updated and adopted by the Board effective March 13, 2019.

Management Information Circular ׀ 48

SCHEDULE “B”
COMPENSATION COMMITTEE CHARTER

GENERAL

The Compensation Committee, under the supervision of the Board of Directors of the Company (the “Board”), has the overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hire, retain and inspire the Company’s President, Chief Executive Officer, Chief Financial Officer and other executive officers (collectively, “Management”) and certain key employees and non-executive officers below the vice-president level (collectively, “Non-Management Officers”) and for recommending compensation for directors.

The term “compensation” shall include salary, bonus, stock options, securities issuable pursuant to incentive-compensation plans and equity-based plans, severance arrangements and other compensatory rights or benefits, direct or indirect, as applicable.

COMPOSITION

The Compensation Committee shall be comprised of a minimum of three (3) directors of the Company, all of whom shall be “independent” as defined in section 1.4 of National Instrument 52-110 - Audit Committees. Upon resignation of a member of the Compensation Committee, such vacancy shall be filled by appointment by the Board as soon as practical.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Compensation Committee the following powers and duties to be performed by the Compensation Committee on behalf of and for the Board.

The Compensation Committee shall:

(a)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation for directors who serve on the Board or its committees;
(b)	review on an annual basis, and from time to time as required, and recommend to the Board for approval as necessary the performance targets and corporate goals relevant to Management compensation, and evaluate the performance of Management based on such goals;
(c)	review and recommend to the Board for approval the proposed appointment of any person to Management;
(d)	review as necessary from time to time any person to a Non-Management Officer position;
(e)	review on an annual basis, and from time to time as required, and recommend to the Board for approval the compensation of Management, considering all relevant matters including the goals of the Company and the effectiveness of Management in achieving such goals, the skill, qualifications and level of responsibility of Management, and compensation provided by comparative companies;
(f)	review as necessary from time to time the compensation of Non-Management Officers, considering all relevant matters including the goals of the Company and the effectiveness of such Non-Management Officers in achieving those goals, the skill, qualifications and level of responsibility of the Non-Management Officers, and compensation provided by comparative companies, provided that such approval and determination shall be subject to any applicable Board policies;
(g)	oversee the Company’s stock option plan, employee benefit plans and other compensatory plans adopted by the Company and review and approve benefits to be granted under such plans to Management, and Non-Management Officers as applicable, in accordance with any guidelines established by the Board;
(h)	with the assistance of Management, monitor trends in compensation of directors and management, review and recommend to the Board for approval as necessary the Company’s compensation policies and plans;
(i)	review and recommend to the Board for approval all of the Company’s executive compensation disclosure, including compensation philosophy, before it is publicly disclosed;
(j)	review and recommend to the Board for approval all disclosure regarding the Company’s stock option plans, employee benefit plans and other compensatory plans adopted by the Company that are submitted for shareholder approval;
Management Information Circular ׀ 49

(k)	review and approve all reports of the Compensation Committee in preparing the annual information circular, annual information form or other filings required in accordance with relevant securities laws as applicable; and
(l)	conduct an annual assessment of its performance and report the results of such assessment to the Board.

It shall be the general policy of the Company not to grant loans to directors, Management or Non-Management Officers.

The Compensation Committee shall have authority to engage and compensate outside advisors to review the Company’s compensation program and assist the Compensation Committee in carrying out its duties, as appropriate.

The Compensation Committee shall conduct a portion of each meeting without the presence of either Management or Non-Management Officers as the Committee deems necessary.

The Compensation Committee shall also have such other powers and duties as are delegated to it by the Board from time to time.

EFFECTIVE DATE

This Compensation Committee Charter was updated and adopted by the Board effective March 13, 2019.

Management Information Circular ׀ 50

SCHEDULE “C”
STOCK OPTION PLAN

PART 1
PURPOSE

1.1       Purpose

The purpose of this Plan is to secure for the Corporation and its shareholders the benefits inherent in share ownership by the employees and directors of the Corporation and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that incentive stock option plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Corporation.

PART 2
Interpretation

2.1       Definitions

(a)	“Affiliate” has the meaning set forth in the BCA.
(b)	“Award” means any stock option granted under this Plan.
(c)	“BCA” means the Business Corporations Act (British Columbia).
(d)	“Blackout Period” means a period in which the trading of Shares or other securities of the Corporation is restricted under the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, or under any similar policy of the Corporation then in effect.

(e)       “Board” means the board of directors of the Corporation.

(f)	“Cashless Exercise Right” has the meaning set forth in Section 3.5 of this Plan.
(g)	“Change of Control” means the occurrence and completion of any one or more of the following events:
(i)	the Corporation shall not be the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Corporation);
(ii)	the Corporation shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Corporation shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Corporation and its subsidiaries as at the end of the most recently completed financial year of the Corporation or (B) which during the most recently completed financial year of the Corporation generated, or during the then current financial year of the Corporation are expected to generate, more than 50% of the consolidated operating income or cash flow of the Corporation and its subsidiaries, to any other person or persons (other than one or more Designated Affiliates of the Corporation), in which case the Change of Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (A) or 50% of the consolidated operating income or cash flow in the case of clause (B), as the case may be;
(iii)	the Corporation is to be dissolved and liquidated;
(iv)	any person, entity or group of persons or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 50% of the Corporation’s outstanding voting securities; or
(v)	as a result of or in connection with: (A) the contested election of directors, or; (B) a transaction referred to in subparagraph (i) above, the persons who were directors of the Company before such election or transaction shall cease to constitute a majority of the directors.

For the purposes of the foregoing, “voting securities” means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(h)	"Code" means the U.S. Internal Revenue Code of 1986, as amended.
(i)	“Committee” has the meaning attributed thereto in Section 6.1.
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(j)	“Corporation” means Alexco Resource Corp., a company continued under the BCA.
(k)	“Designated Affiliate” means subsidiaries of the Corporation designated by the Committee from time to time for purposes of this Stock Option Plan.
(l)	“Director Retirement” in respect of a Participant, means the Participant ceasing to hold any directorships with the Corporation, any Designated Affiliate and any entity related to the Corporation for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Corporation’s normal retirement policy, or earlier with the Corporation’s consent.
(m)	“Director Termination” means the removal of or failure to re-elect the Eligible Director as a director of the Corporation, a Designated Affiliate and any entity related to the Corporation for purposes of the Income Tax Act (Canada).
(n)	“Effective Date” has the meaning set forth in Section 5.7.
(o)	“Eligible Directors” means the directors of the Corporation or any Designated Affiliate who are, as such, eligible for participation in this Plan.
(p)	“Eligible Employees” means employees (including employees who are officers and directors) of the Corporation or any Designated Affiliate thereof, whether or not they have a written employment contract with Corporation, determined by the Committee, upon recommendation of the Committee, as employees eligible for participation in this Plan. Eligible Employees shall include Service Providers eligible for participation in this Plan as determined by the Committee.
(q)	"Employment Contract" shall mean any contract between the Corporation or any subsidiary of the Corporation and any Eligible Employee or Service Provider relating to, or entered into in connection with, the employment of the Eligible Employee or the engagement of the Service Provider;
(r)	“Existing Incentive Plan” has the meaning set forth in Section 7.1.
(s)	“Fair Market Value” means, with respect to a Share subject to an Award, the volume weighted average price of the Shares on The Toronto Stock Exchange for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on The Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date; provided, however, that with respect to any Incentive Stock Option or Non-Qualified Stock Option, the Fair Market Value used to set the exercise price shall not be less than the the closing price of the Shares on The Toronto Stock Exchange on the last trading day immediately prior to the option grant date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.
(t)	"Incentive Stock Option" means an Option granted to a U.S. Participant that is intended to qualify as an "incentive stock option" within the meaning of section 422 of the Code.
(u)	“Insider” has the meaning set out in the Toronto Stock Exchange Company Manual.
(v)	"Non-Qualified Stock Option" means an Option granted to a U.S. Participant that is not an Incentive Stock Option.
(w)	“Option” means an option granted under the terms of this Plan.
(x)	“Option Period” means the period during which an Option is outstanding.
(y)	“Option Shares” has the meaning set forth in Section 3.5 of this Plan.
(z)	“Optionee” means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of this Plan.
(aa)	“Participant” means an Eligible Employee or Eligible Director.
(bb)	“Plan” means this Stock Option Plan, as it may be amended and restated from time to time.
(cc)	“Retirement” in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Corporation or any Designated Affiliate after attaining a stipulated age in accordance with the Corporation’s normal retirement policy, or earlier with the Corporation’s consent.
(dd)	“Separation Date” means the date that a Participant ceases to hold any employment with the Corporation or any Designated Affiliate due to the Retirement, Termination, Director Retirement or Director Termination, as the case may be, of the Participant.
(ee)	“Service Provider” means any person or company engaged by the Corporation or a Designated Affiliate to provide services for an initial, renewable or extended period of 12 months or more, where such services are bona fide services to the Corporation and the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation’s securities.
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(ff)	“Shares” means the common shares in the capital of the Corporation.
(gg)	"10% Shareholder" means a person who owns (taking into account the constructive ownership rules under section 424(d) of the Code) more than 10% of the total combined voting power of all classes of shares of the Corporation (or of any parent or subsidiary of the Corporation within the meaning of section 424(e) and 424(f) of the Code).
(hh)	“Termination” means the termination of the employment (or consulting services) of an Eligible Employee with or without cause by the Corporation or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee.
(ii)	“U.S. Participant” means an Optionee who is a U.S. citizen or a U.S. resident, in each case as defined in the Code.

2.2       Interpretation

(a)	This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
(b)	Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or Committee.
(c)	As used herein, the terms “Part” or “Section” mean and refer to the specified Part or Section of this Plan, respectively.
(d)	Where the word “including” or “includes” is used in this Plan, it means “including (or includes) without limitation”.
(e)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.
(f)	Unless otherwise specified, all references to money amounts are to Canadian dollars.

PART 3
STOCK OPTIONS

3.1       Participation

The Corporation may from time to time grant Options to Participants pursuant to this Plan. Options granted to U.S. Participants shall also be subject to PART 8.

3.2       Price

The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value on the date of grant.

3.3       Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The date of grant of an Option shall be the date that the grant was approved by the Board.

Each Option granted to a Participant shall be evidenced by a stock option agreement with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee (which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 5.8 of this Plan, and the approval of any material changes by The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).

3.4       Terms of Options

The Option Period shall be five years from the date such Option is granted or such greater or lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option (other than an Incentive Stock Option and Non-Qualified Stock Option) under this Plan should be determined to occur either during a Blackout Period or within ten business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth business day following the expiry of the Blackout Period.

Management Information Circular ׀ 53

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as to 33 1/3% on each of the first, second, and third anniversary dates of the dated of grant of such Option.

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(a)	in the case of an Eligible Employee, in the employ (or retained as a Service Provider) of the Corporation or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option; or
(b)	in the case of an Eligible Director, a director of the Corporation or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Corporation on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, and which incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5(a), also be contingent upon receipt by the Corporation of cash payment of the full purchase price of the Shares being purchased.

3.5       Cashless Exercise Right

Participants have the right (the “Cashless Exercise Right”), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the Participant to the Corporation electing to exercise the Cashless Exercise Right and, in lieu of receiving the Shares (the “Option Shares”) to which such Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a)	subtracting the applicable Option exercise price per Share from the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Exercise Right and multiplying the remainder by the number of Option Shares; and
(b)	dividing the product obtained under subsection 3.5(a) by the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Exercise Right.

If a Participant exercises a Cashless Exercise Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan and the Corporation agrees to file a S.110(1.1) election for Canadian Participants.

3.6       Effect of Termination of Employment or Death

If an Optionee:

(a)	dies during the Option Period, then any outstanding vested Options held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for a period of 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and
(b)	ceases to be an Eligible Employee or Eligible Director as a result of Termination for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be an Eligible Employee or Eligible Director for any reason other than Termination for cause or death then, unless otherwise determined by the Board, on the recommendation of the Committee, any vested Options held by such Optionee at the effective date thereof shall become exercisable for a period no more than 3 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

3.7       Effect of Takeover Bid

In the event of a Change of Control(i) all Options outstanding shall immediately vest and be exercisable; and (ii) all Options that are not otherwise exercised contemporaneously with the completion of the Change of Control will terminate and expire immediately thereafter.

3.8       Effect of Amalgamation or Merger

Subject to Section 3.7, if the Corporation amalgamates or otherwise completes a plan of arrangement or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, arrangement or merger if the Participant had exercised his or her Option immediately prior to the record date applicable to such amalgamation, arrangement or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of this Plan.

Management Information Circular ׀ 54

PART 4
WITHHOLDING TAXES

4.1       Exercise of Option:

(a)	Exercise: Subject to any restriction on the number or percentage of Shares which may be purchased by the Optionee during any particular time period within the Option Period determined by the Committee, an Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in section 4.2 hereof or in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is:
(i)	in the case of an Eligible Employee, in the employment of the Corporation or a subsidiary of the Corporation and has been continuously so employed since the date of grant of such option, provided however that a leave of absence with the approval of the Corporation or such subsidiary of the Corporation shall not be considered an interruption of employment for purposes of this Plan;
(ii)	in the case of an Insider who is not also an Eligible Employee, a director of the Corporation or a subsidiary of the Corporation and has been such a director continuously since the date of grant of such Option; and
(iii)	in the case of an Service Provider, engaged in providing services; for the Corporation or an entity controlled by the Corporation and has been so engaged since the date of grant of such Option.
(b)	Payment of Exercise Price: The exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Shares in respect of which the Option has been exercised. No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Shares with respect to which such Optionee was granted an Option, unless and until certificates for such Shares are issued to such Optionee, or them, under the terms of this Plan. Subject to section 3.5 hereof, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Shares so purchased.

4.2       Withholding Taxes:

Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes or other amounts which the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate for any amount which the Corporation or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Unless alternate arrangements to pay for any withholding tax obligation are agreed to by the Participant and the Corporation prior to the payment date, the Board may adopt administrative rules under this Plan which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.

PART 5
GENERAL

5.1       Number of Shares

The aggregate number of Shares that may be issued under this Plan shall not exceed 5.7% of the outstanding issue from time to time and such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Corporation’s other security-based compensation arrangements, as applicable):

(a)	to Insiders shall not exceed 10% of the Corporation’s outstanding issue from time to time;
(b)	to Insiders within any one-year period shall not exceed 10% of the Corporation’s outstanding issue from time to time; and
(c)	to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Corporation’s outstanding issue from time to time.

In addition, the maximum aggregate grant date fair value (equal to the accounting fair value so determined) of awards under this Plan, together with the Corporation’s other security based compensation arrangements, as applicable, to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000 excluding any one-time sign-on awards or equity granted in lieu of cash retainers, of which no more than $100,000 may be in the form of Options.

Management Information Circular ׀ 55

In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Corporation’s other security-based compensation arrangements, as applicable) exceed 5% of the Corporation’s outstanding issue from time to time.

For the purposes of this Section 5.1, “outstanding issue” means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.

5.2       Lapsed Awards

If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Toronto Stock Exchange.

5.3       Adjustment in Shares Subject to this Plan

If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.

5.4       Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable except by will or by the laws of descent and distribution.

5.6       Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Corporation or any Affiliate, or interfere in any way with the right of the Corporation or any Affiliate to terminate the Participant’s employment at any time. Participation in this Plan by a Participant is voluntary.

5.7       Record Keeping

The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;
(b)	the number of Awards granted to each Participant and relevant details regarding such Awards; and
©	such other information as the Board may determine.

5.7       Necessary Approvals

The issue of Shares under this Plan is prohibited until the date that the Corporation obtains approval of this Plan (a) by an ordinary resolution passed at a meeting of the shareholders of the Corporation; and (b) by the Toronto Stock Exchange (collectively, the “Effective Date”). Notwithstanding the foregoing, the Board may issue Awards prior to the Effective Date, with all such Awards subject to the following additional restrictions unless and until the occurrence of the Effective Date: (a) all Awards will be prohibited from being converted, exercised or exchanged for Shares; (b) all Awards will terminate upon a Change of Control or upon either the shareholders of the Corporation or the Toronto Stock Exchange failing to approve this Plan.

5.8       Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes to the cashless exercise right provisions, and any other non-material administrative matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;
Management Information Circular ׀ 56

(b)	no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;
(c)	the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 3.4;
(d)	notwithstanding the foregoing, the Directors shall not adopt any of the following amendments without having obtained shareholder approval thereof:
(i)	increase the maximum number of Common Shares reserved for issuance pursuant to Options granted under the Plan;
(ii)	any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders;
(iii)	any amendment that would reduce the exercise price of an outstanding Option other than pursuant to section 5.3;
(iv)	any amendment that would extend the expiry date of the Option Period beyond the original expiry date;
(v)	amendments to eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on non-employee director participation;
(vi)	any amendment which would permit options granted under this Plan to be transferable or assignable other than for normal estate settlement purposes; and
(viii)	amendments to the plan amendment provisions.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

5.9       No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

5.10       Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Corporation or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

5.11       Term of the Plan

This Plan shall remain in effect until it is terminated by the Board. This Plan and all Awards issued hereunder will terminate immediately without any further action if the shareholder resolution required to trigger the Effective Date is not approved by the shareholders or if the Toronto Stock Exchange determines not to approve this Plan.

PART 6
ADMINISTRATION OF THIS PLAN

6.1       Administration by the Committee

(a)	Unless otherwise determined by the Board, this Plan shall be administered by the Compensation Committee (the “Committee”) appointed by the Board and constituted in accordance with such Committee’s charter.
(b)	The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:
(i)	adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and
Management Information Circular ׀ 57

(ii)	otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.

6.2       Board Role

(a)	The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards.
(b)	The Board may delegate any of its responsibilities or powers under this Plan to the Committee, provided that the grant of all Awards under this Plan shall be subject to the approval of the Board. No Award shall be exercisable in whole or in part unless and until such approval is obtained.
©	In the event the Committee is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee provided for herein.

PART 7
TRANSITION

7.1       Previously Granted Stock Options and Restricted Share Units

As of the Effective Date, this Plan replaces the the Corporation’s existing equity incentive plans (the “Existing Incentive Plans”). Any stock options and restricted share units granted by the Corporation pursuant to the Existing Incentive Plan shall continue to be governed by and subject to the terms of the Existing Incentive Plan.

PART 8
OPTIONS GRANTED TO U.S. PARTICIPANTS

8.1	Maximum Number of Common Shares for Incentive Stock Options. Notwithstanding any other provision of this Plan to the contrary, the number of Shares available for granting Incentive Stock Options under this Plan to U.S. Participants may not exceed 9,275,291, subject to adjustment in accordance with Section 5.3 of this Plan and subject to the provisions of section 422 and 424 of the Code.
8.2	Designation of Options. The stock option agreement relating to any Option granted to a U.S. Participant shall specify whether such Option is an Incentive Stock Option or a Non-Qualified Stock Option. If no such specification is made, the Option will be (a) an Incentive Stock Option if all of the requirements under the Code are satisfied or (b) in all other cases, a Non-Qualified Stock Option.
8.3	Special Requirements for Incentive Stock Options. In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:
(a)	An Incentive Stock Option may be granted only to employees (including a Director or officer who is also an employee) of the Corporation (or of any parent or subsidiary of the Corporation). For purposes of this Article Nine, the term "employee" shall mean a person who is an employee for purposes of the Code and the terms "parent" and "subsidiary" shall have the meanings set forth in sections 424(e) and 424(f) of the Code;
(b)	The Corporation will not grant Incentive Stock Options in which the aggregate Fair Market Value (determined as of the date of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (under this Plan and all other plans of the Corporation and of any parent or subsidiary of the Corporation) exceeds US$100,000 or any limitation subsequently set forth in section 422(d) of the Code;
(c)	The exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option;
(d)	Notwithstanding any provision to the contrary in this Plan (including the provisions in Section 3.4 regarding Blackout Periods), an Incentive Stock Option will terminate and no longer be exercisable no later than ten years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than five years after the date of grant of such Incentive Stock Option;
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(e)	If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) for any reason, whether voluntary or involuntary, other than death, permanent disability or cause, such Incentive Stock Option shall be exercisable by the U.S. Participant (to the extent such Incentive Stock Option was vested on the date of cessation of employment) at any time prior to the earlier of (i) the date that is three months after the date of cessation of employment or (ii) the expiration of the term of such Incentive Stock Option. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) because of the death or permanent disability of such U.S. Participant, such U.S. Participant, such U.S. Participant's personal representatives or administrators, or any person or persons to whom such Incentive Stock Option is transferred by will or the applicable laws of descent and distribution, may exercise such Incentive Stock Option (to the extent such Incentive Stock Option was vested on the date of death or permanent disability, as the case may be) at any time prior to the earlier of (i) the date that is one year after the date of death or permanent disability, as the case may be, or (ii) the expiration of the term of such Incentive Stock Option. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Corporation (or by any parent or subsidiary of the Corporation) for cause, the right to exercise such Incentive Stock Option will terminate on the date of cessation of employment, unless otherwise determined by the Directors. For purposes of this Article Nine, the term "permanent disability" has the meaning assigned to that term in section 422(e)(3) of the Code;
(f)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant's lifetime only by such U.S. Participant;
(g)	An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned or pledged by such U.S. Participant, except by will or by the laws of descent and distribution; and
(h)	No Incentive Stock Option will be granted more than ten years after the earlier of the date this Plan is adopted by the Board or the date this Plan is approved by the shareholders of the Corporation.

PART 9
United States Securities Laws

9.1	Securities Laws of the United States. Neither the Options which may be granted pursuant to the provisions of this Plan nor the Shares of the Corporation which may be purchased pursuant to the exercise of Options have been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or under any securities law of any state of the United States. Accordingly, unless the Option and the Shares have been registered on an effective Form S-8 filed with the United States Securities and Exchange Commission, any U.S. Participant who is granted an Option in a transaction which is subject to the U.S. Securities Act or the securities laws of any state of the United States shall represent, warrant, acknowledge and agree in the award agreement containing the Award granted to the Participant that:
(a)	the U.S. Participant is acquiring the Option and Shares acquired upon the exercise of the Option as principal and for the account of the U.S. Participant for investment purposes and without any view to distribution of the securities inside the United States;
(b)	in granting the Option and issuing the Shares to the U.S. Participant upon the exercise of such Option, the Corporation is relying on the representations and warranties of the U.S. Participant contained in the option agreement relating to the Option to support the conclusion of the Corporation that the granting of the Option and the issue of Shares do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States;
(c)	each certificate representing Shares issued upon the exercise of such Option by a U.S. Participant subject to the U.S. Securities Act shall bear the following legends:

"THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, OR (C) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. UPON RECEIPT BY THE CORPORATION OF A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE ACCEPTABLE TO THE CORPORATION TO SUCH EFFECT."

"THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT GOOD DELIVERY OF THE COMMON SHARES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE.”

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“A CERTIFICATE WITHOUT A LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT FOR THE COMMON SHARES OF THE CORPORATION IN CONNECTION WITH A SALE OF THE COMMON SHARES REPRESENTED HEREBY UPON DELIVERY OF THIS CERTIFICATE AND AN EXECUTED DECLARATION BY THE SELLER, IN A FORM SATISFACTORY TO THE REGISTRAR AND TRANSFER AGENT AND THE CORPORATION, TO THE EFFECT THAT SUCH SALE IS BEING MADE IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided that if such Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act the foregoing legends may be removed by providing a written declaration by the holder to the registrar and transfer agent for the Shares to the following effect:

"The undersigned (a) represents and warrants that the sale of the securities of Alexco Resource Corp. (the "Corporation") to which this declaration relates is being made in compliance with Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (b) certifies that (1) the undersigned is not (a) an “affiliate” of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act, except any officer or director of the Company who is an affiliate solely by virtue of holding such position) (b) a “distributor” as defined in Regulation S or (c) an affiliate of a distributor; (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another “designated offshore securities market”, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such Securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the Securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U. S. Securities Act); (5) the seller does not intend to replace such Securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act. The undersigned hereby acknowledges and agrees to the Corporation and its counsel may rely on the representations made herein for purposes of determining whether the sale was made pursuant to the U.S. Securities Act and the U.S. restrictive legend on the certificates representing the Securities may be removed ";

(d)	other than as contemplated by subsection 9.1(c) hereof, prior to making any disposition of any Shares acquired pursuant to any Option which might be subject to the requirements of the U.S. Securities Act, the U.S. Participant shall give written notice to the Corporation describing the manner of the proposed disposition and containing such other information as is necessary to enable counsel for the Corporation to determine whether registration under the U.S. Securities Act or qualification under any securities laws of any state of the United States is required in connection with the proposed disposition and whether the proposed disposition is otherwise in compliance with such legislation and the regulations thereto;
(e)	other than as contemplated by subsection 10.1(c) hereof, the U.S. Participant will not attempt to effect any disposition of the Shares owned by the U.S. Participant and acquired pursuant to the Options or of any interest therein which might be subject to the requirements of the U.S. Securities Act in the absence of an effective registration statement relating thereto under the U.S. Securities Act or an opinion of counsel satisfactory in form and substance to counsel for the Corporation that such disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States and then will only dispose of such Shares in the manner so proposed;
(f)	the Corporation may place a notation on the records of the Corporation to the effect that none of the Shares acquired by the U.S. Participant pursuant to Options shall be transferred unless the provisions of this Plan have been complied with; and
(g)	the effect of these restrictions on the disposition of the Shares acquired by the U.S. Participant pursuant to Options is such that the U.S. Participant may not be able to sell or otherwise dispose of such Shares for a considerable length of time in a transaction which is subject to the provisions of the U.S. Securities Act other than as contemplated by subsection 10.1(c) hereof.

Plan approved by the Board effective April 26, 2022.

Effective date of Plan: •

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YOUR VOTE IS IMPORTANT QUESTIONS MAY BE DIRECTED TO: North America Toll Free 1-877-452-7184 Outside North America 1-416-304-0211 Email assistance@laurelhill.com
CORPORATE OFFICE	CONTACT INFORMATION	SHARE LISTING
1225 - 555 Burrard St., Vancouver, B.C., V7X 1M9	Tel: 604.633.4888 Fax: 604.633.4887	NYSE AMERICAN/TSX: AXU
Canada	Email: info@alexcoresource.com

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